Exhibit 99.4

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014, 2013 and 2012
(Expressed in US dollars)

Norsat International Inc.
Table of Contents

Report of independent registered public accounting firm		3
Consolidated statements of financial position		5
Consolidated statements of earnings and comprehensive income		6
Consolidated statements of changes in shareholders’ equity		7
Consolidated statements of cash flows		8
Notes to the consolidated financial statements		9
1.	Nature of business	9
2.	Basis of preparation	9
3.	Significant accounting policies	9
4.	Cost of sales and expenses	27
5.	Business combination	28
6.	Capital disclosures	30
7.	Financial Instruments Risk	31
8.	Government contributions	34
9.	Inventories	37
10.	Property and equipment, net	37
11.	Intangible asset, net	38
12.	Goodwill	38
13.	Operating line of credit	39
14.	Acquisition loan	40
15.	Provisions	40
16.	Issued capital	41
17.	Treasury shares	44
18.	Earnings per share	44
19.	Income taxes	45
20.	Segmented information	47
21.	Supplemental cash flow and other disclosures	49
22.	Related party transactions	49
23.	Commitments and contingencies	49
24.	Discontinued operations	50
25.	Subsequent event	50
26.	Comparative figures	51

Report of Independent Registered	Grant Thornton LLP
Public Accounting Firm	Suite 1600, Grant Thornton Place
333 Seymour Street
Vancouver, BC
V6B 0A4

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www.GrantThornton.ca

To the Shareholders of
Norsat International Inc.

We have audited the accompanying consolidated financial statements of Norsat International Inc., which comprise the consolidated statements of financial position as at December 31, 2014 and December 31, 2013, and the consolidated statements of earnings and comprehensive income, consolidated statements of changes in shareholders’ equity, and consolidated statements of cash flows for the years ended December 31, 2014, December 31, 2013 and December 31, 2012, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Norsat International Inc. as at December 31, 2014 and December 31, 2013, and its financial performance and its cash flows for the years ended December 31, 2014, December 31, 2013 and December 31, 2012, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Vancouver, Canada
March 3, 2015	Chartered Accountants

Audit • Tax • Advisory
Grant Thornton LLP. A Canadian Member of Grant Thornton International Ltd

Norsat International Inc.
Consolidated Statements of Financial Position
(Expressed in US Dollars)

		As at December 31
	Notes	2014	2013
ASSETS
Current assets
Cash and cash equivalents	7	$5,513,733	$3,272,595
Trade and other receivables	7	7,570,110	6,821,155
Inventories	9	10,120,374	9,566,289
Prepaid expenses and other		426,093	572,038
Current assets		23,630,310	20,232,077
Non-current assets
Property and equipment, net	10	855,978	1,055,160
Intangible assets, net	11	6,360,336	7,377,107
Goodwill	12	4,736,470	5,104,370
Long-term prepaid expenses and other		9,340	9,340
Deferred income tax assets	19	4,900,000	4,900,000
Non-current assets		16,862,124	18,445,977
Total assets		$40,492,434	$38,678,054
LIABILITIES
Current liabilities
Trade and other payables	7	$2,831,911	$2,162,196
Accrued liabilities	7	2,601,163	1,956,998
Provisions	15	766,371	851,437
Taxes payable		120,038	270,263
Deferred revenue		1,169,816	586,925
Current liabilities before acquisition loan		7,489,299	5,827,819
Acquisition loan	14	2,371,266	4,413,296
Current liabilities		9,860,565	10,241,115
Non-current liabilities
Long-term deferred revenue		18,426	10,457
Deferred income tax liabilities	19	1,629,001	2,002,973
Non-current liabilities		1,647,427	2,013,430
Total liabilities		11,507,992	12,254,545
SHAREHOLDERS' EQUITY
Issued capital	16	39,850,648	39,850,648
Treasury shares	17	(326,527)	(318,255)
Contributed surplus		4,371,778	4,278,843
Accumulated other comprehensive loss		(3,033,963)	(1,315,478)
Deficit		(11,877,494)	(16,072,249)
Total shareholders' equity		28,984,442	26,423,509
Total liabilities and shareholders' equity		$40,492,434	$38,678,054
See accompanying notes to the consolidated financial statements.
Approved by the Board and authorized for issue on March 3, 2015

“ Fabio Doninelli”	“ James Topham”
Board of Director	Board of Director

Norsat International Inc.
Consolidated Statements of Earnings and Comprehensive Income
(Expressed in US Dollars)

		Year Ended December 31
	Notes	2014	2013	2012

Revenue	20	$36,179,180	$36,417,698	$42,428,760
Cost of sales	4	21,800,384	22,594,407	24,268,619
Gross profit		14,378,796	13,823,291	18,160,141

Expenses:
Selling and distributing expenses	4	5,413,026	6,276,842	7,212,626
General and administrative expenses	4	3,981,932	3,708,873	5,096,920
Product development expenses, gross	4	2,845,898	3,512,958	3,419,951
Less: Government contributions	4	(1,266,824)	(2,079,572)	(1,046,603)
Total expenses		10,974,032	11,419,101	14,682,894
Earnings before other expenses/(income)		3,404,764	2,404,190	3,477,247

(Gain)/ loss on disposal of property and equipment		-	(13,653)	53,345
Impairment of property and equipment	10	46,708	-	-
Interest and bank charges		242,844	329,866	620,203
(Gain)/ loss on foreign exchange		(586,020)	(887,777)	250,485
Earnings before income taxes		3,701,232	2,975,754	2,553,214

Current income tax (recovery)/ expense	19	(214,355)	269,812	782,034
Deferred income tax recovery	19	(279,168)	(1,000,962)	(3,283,132)
Net earnings from continuing operations		4,194,755	3,706,904	5,054,312

Net earnings from discontinued operations	24	-	-	80,690
Net earnings		$4,194,755	$3,706,904	$5,135,002

Other comprehensive (loss)/ income
Items that will be reclassified to net earnings subsequently		-	-	-
Exchange differences on translation of operations in currencies other than US Dollars		(1,718,485)	(1,567,304)	322,572
Total comprehensive income		$2,476,270	$2,139,600	$5,457,574
Net earnings per share
Basic earnings per share
Earnings from continuing operations	18 & 26a	$0.73	$0.64	$0.87
Earnings from discontinued operations	24 & 26a	-	-	0.01
Total		$0.73	$0.64	$0.88
Diluted earnings per share
Earnings from continuing operations	18 & 26a	$0.73	$0.64	$0.87
Earnings from discontinued operations	24 & 26a	-	-	0.01
Total		$0.73	$0.64	$0.88

Weighted average number of shares outstanding
Basic	18 & 26a	5,757,518	5,780,268	5,814,605
Diluted	18 & 26a	5,761,472	5,782,481	5,814,871

See accompanying notes to the consolidated financial statements.

Norsat International Inc.
Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in US Dollars)

					Accumulated other		Total
					comprehensive		shareholders'
	Notes	Issued capital	Treasury shares	Contributed surplus	loss	Deficit	equity
As at January 1, 2014		$39,850,648	$(318,255)	$4,278,843	$(1,315,478)	$(16,072,249)	$26,423,509
Net earnings for the period		-	-	-	-	4,194,755	4,194,755
Other comprehensive income		-	-	-	(1,718,485)	-	(1,718,485)
Total		39,850,648	(318,255)	4,278,843	(3,033,963)	(11,877,494)	28,899,779

Vesting of RSUs	16d&17	-	109,634	(179,129)	-	-	(69,495)
Purchase shares for RSUs	17	-	(113,405)	-	-	-	(113,405)
Share purchase cost	17	-	(4,501)	-	-	-	(4,501)
Share-based payments	16c&d	-	-	272,064	-	-	272,064
As at December 31, 2014		$39,850,648	$(326,527)	$4,371,778	$(3,033,963)	$(11,877,494)	$28,984,442

					Accumulated other		Total
					comprehensive		shareholders'
		Issued capital	Treasury shares	Contributed surplus	loss	Deficit	equity
As at January 1, 2013		$39,850,648	$(131,474)	$4,041,715	$251,826	$(19,779,153)	$24,233,562
Net earnings for the period		-	-	-	-	3,706,904	3,706,904
Other comprehensive income		-	-	-	(1,567,304)	-	(1,567,304)
Total		39,850,648	(131,474)	4,041,715	(1,315,478)	(16,072,249)	26,373,162

Vestings of RSUs	16d&17		43,100	(50,905)	-	-	(7,805)
Purchase shares for RSUs	17	-	(223,277)	-	-	-	(223,277)
Share purchase cost	17	-	(6,604)	-	-	-	(6,604)
Share-based payments	16c&d	-	-	288,033	-	-	288,033
As at December 31, 2013		$39,850,648	$(318,255)	$4,278,843	$(1,315,478)	$(16,072,249)	$26,423,509

See accompanying notes to the consolidated financial statements.

Norsat International Inc.
Consolidated Statements of Cash Flows
(Expressed in US Dollars)

		Year ended December 31
	Notes	2014	2013	2012
Cash and cash equivalents provided by/ (used in)
Operating activities:
Net earnings for the period		$ 4,194,755	$3,706,904	$5,135,002
Income taxes refund/ (paid)		57,549	(134,804)	(1,344,364)
Non-cash adjustments to reconcile net earnings to net cash flows:
Amortization		1,274,536	1,401,323	1,475,795
Impairment of property and equipment		46,708	-	-
Foreign exchange (gain) / loss		(586,020)	(887,777)	363,392
Loan acquisition cost amortization		27,146	27,146	26,844
(Gain) /loss on disposal of property and equipment		-	(13,653)	53,345
Gain on sale of subsidiary	24	-	-	(93,986)
Current income tax (recovery) / expense	19	(214,356)	269,812	782,034
Deferred income tax (recovery) / expense	19	(279,168)	(1,000,962)	(3,283,132)
Share-based payments	16c&d	272,064	288,033	229,564
Vesting of RSUs		(69,495)	(7,805)	-
Accretion of promissory notes		-	31,871	95,904
Government contribution	8	(1,266,824)	(2,113,720)	(1,108,673)
Changes in non-cash working capital	21	463,711	(1,523,806)	(55,534)
Net cash flows provided by operating actitivies		3,920,606	42,562	2,276,191
Investing activities:
Acqusition of business	5	-	(530,170)	-
Purchase of intangible assets, property and equipment	10&11	(623,286)	(584,787)	(547,662)
Proceeds from government contributions for acquisition of property and equipment	8	49,043	124,883	260,214
Proceeds from sale of property and equipment		-	4,200	42,390
Proceeds from sale of asset held for sale	5a	-	54,768	-
Redemption of short term investment		-	-	67,918
Proceeds from sale of subsidiary	24	-	13,583	76,369
Net cash flows used in investing activities		(574,243)	(917,523)	(100,771)

Financing activities:
Repayment of acquisition loan	14	(1,920,000)	(2,370,000)	(2,800,000)
Payment of promissory note	5b	-	(725,000)	-
Purchase of treasury shares, including purchase costs	17	(117,906)	(229,881)	(131,474)
Proceeds from government contributions	8	997,783	2,356,450	1,554,669
Net cash flows used in financing activities		(1,040,123)	(968,431)	(1,376,805)

Effect of foreign currency translation on cash and cash equivalents		(65,102)	62,542	61,955

Increase/ (decrease) in cash and cash equivalents		2,241,138	(1,780,850)	860,570
Cash and cash equivalents, beginning of period		3,272,595	5,053,445	4,192,875
Cash and cash equivalents, end of period		$5,513,733	$3,272,595	$5,053,445

Supplemental cash flow and other disclosures (Note 21)
See accompanying notes to the consolidated financial statements.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2014, 2013 and 2012
(Expressed in US dollars)

1.	Nature of Business

Norsat International Inc. (“the Company”) is incorporated under the laws of British Columbia, Canada and its registered office is Suite 110 – 4020 Viking Way, Richmond, British Columbia, Canada. The Company is a publicly listed company on the Toronto Stock Exchange (TSX) under the ticker symbol ‘NII’ and the OTC Bulletin Board (“OTCBB”) under the ticker symbol ‘NSATF’.

On February 10, 2015, the Company’s shares of common stock commenced trading on the NYSE MKT under the ticker symbol ‘NSAT’ (Note 26b).

The Company is a leading provider of innovative communication solutions used by government organizations, militaries, transportation, resource and marine industry companies, news organizations, public safety search and rescue operators and others. The Company’s solutions enable the transmission of data, audio and video for remote and challenging applications. The Company’s products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, antennas, radio frequency (“RF”) conditioning products, maritime based satellite terminals and remote networks connectivity solutions.

The Company’s business operates primarily through three operating segments – RF antennas and filters (“Sinclair Technologies”), Satellite Solutions and Microwave Products.

2.	Basis of Preparation

Statement of compliance

The consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements for the year ended December 31, 2014, including comparatives, have been approved and authorized for issue by the Board of Directors on March 3, 2015.

These consolidated financial statements are presented in United States dollars (‘USD’), except when otherwise indicated.

3.	Significant Accounting Policies

The consolidated financial statements have been prepared under the historical cost convention. The Company’s principal accounting policies are outlined below:

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2014, 2013 and 2012
(Expressed in US dollars)

3.1	Basis of Consolidation

The consolidated financial statements comprise the financial statements of the Company and its wholly owned subsidiaries. The Company’s significant subsidiaries are as follows:

Name of the	Country of	Principal	Principal activity	Proportion of ownership interests held by the Company
subsidiary	incorporation	place
		of business
				December 31,
				2014	2013
Norsat International
(America), Inc.	USA	USA	Distributor of Satellite Solutions	100%	100%
Norsat International
(UK) Ltd.	UK	UK	Distributor of Microwave Products	100%	100%
Norsat S.A.	Switzerland	Switzerland	Distributor of Satellite Solutions	100%	100%
Sinclair Technologies			Distributor of Radio Frequency
Ltd.	UK	UK	conditioning products	100%	100%

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date that such control ceases. The parent controls a subsidiary if it is exposed or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Intercompany transactions and balances are eliminated upon consolidation.

The Company’s legal structure was reorganized on December 31, 2013. Norsat International (America), Inc. (“Norsat US”), a wholly owned subsidiary of Norsat and a Virginia corporation, and Sinclair Technologies, Inc. (“Sinclair US”), a New York corporation, were merged. Sinclair US was merged into Norsat US. Norsat US became the sole surviving corporation after the merger under the Virginia Stock Corporation Act and the New York Business Corporation Law.

3.2	Business Combinations

Business combinations are accounted for using the acquisition method. The cost of the business combination is measured as the aggregate of the consideration transferred, measured at the acquisition date at fair value and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquiree either at fair value or at the appropriate share of the acquiree’s identifiable net assets. The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 Business Combinations are recognized at their fair values at the acquisition date. Acquisition costs are expensed in the period that they are incurred.

Goodwill is initially measured at the excess of the consideration transferred over the fair value of the net identifiable assets acquired and liabilities assumed. If the consideration transferred is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized immediately in the Consolidated Statements of Earnings and Comprehensive Income.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2014, 2013 and 2012
(Expressed in US dollars)

The Company uses judgement to determine the fair value of certain identifiable assets and liabilities acquired in a business combination, including the fair value of contingent consideration, if applicable, at the acquisition date. The Company may engage independent third-parties to determine the fair value of property and equipment and intangible assets. The Company uses estimates to determine cash flow projections, including future growth and discount rates, among other factors.

3.3	Significant Management Judgement and Estimation Uncertainty

The preparation of consolidated financial statements in conformity with IFRS requires the Company’s management to undertake a number of judgments, estimates and assumptions that affect amounts reported in the consolidated financial statements and notes thereto. Actual amounts may ultimately differ from these estimates and assumptions. The Company reviews its estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods as well.

Significant Management Judgement

The following are significant management judgments in applying the accounting policies of the Company that have the most significant effect on recognition and measurement of assets, liabilities, income and expenses:

Recognition of deferred tax assets
The extent to which deferred tax assets can be recognized is based on an assessment of the probability of the Company’s future taxable income against which the deferred tax assets can be utilized. In addition, significant judgement is required in assessing the impact of any legal or economic limits or uncertainties in various tax jurisdictions.

Recognition of service and contract revenues
Determining when to recognize revenues from after-sales services requires an understanding of the customer’s use of the related products, historical experience and knowledge of the market. Recognizing construction contract revenue also requires significant judgement in determining milestones, actual work performed and the estimated costs to complete the work.

Recognition of Government contributions
The Company recognizes Government contributions of eligible expenditures when there is reasonable assurance that the Company will comply with the conditions attached to the grant and the grant will be received. The Company estimates Government contributions based on labour costs and expenses incurred and its assessment of what will ultimately be approved for payment by Government agencies. Uncertainty relates to the acceptability of the contribution amounts claimed, actual timing and ultimate collectability that can vary from the Company’s estimation.

Estimation Uncertainty

Information about estimates and assumptions that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses is provided below. Actual results may be substantially different.

Selling prices of multi-element sales arrangements
Determining selling prices for multi-element arrangements follows a hierarchy of selling prices. If vendor specific objective evidence and third party evidence of selling price do not exist, then management’s best estimate of selling price for the deliverable is used. This requires significant judgement in determining the selling price based on an understanding of the customer’s use of the related product or service, historical experience and knowledge of the market.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2014, 2013 and 2012
(Expressed in US dollars)

Impairment of long-lived assets
In assessing impairment, management estimates the recoverable amount of each asset or cash generating unit based on expected future cash flows and uses an interest rate to discount them. Estimation uncertainty relates to assumptions about future operating results and the determination of a suitable discount rate. In 2014, the Company recognizes an impairment loss of $46,708 (2013 - $nil, 2012 - $nil) on its property and equipment.

Useful lives of depreciable assets
The Company reviews its estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets. Uncertainties in these estimates relate to technical obsolescence that may change the utilization of certain software and equipment.

Inventories
The Company estimates the net realizable values of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by future technology or other market-driven changes that may reduce future selling prices. A change to these assumptions could impact Company’s inventory valuation and impact the Company’s gross margins.

Business combinations
The Company uses valuation techniques in determining fair values of the various elements of a business combination based on future expected cash flows and a discount rate. Estimation uncertainty relates to assumptions about future operating results and the determination of a suitable discount rate.

Share-based payment - stock options
The Company measures the cost of equity-settled share-based transactions by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock option, volatility and dividend yield and making assumptions about them.

Share-based payment - restricted share units
The Company measures the cost of equity-settled share-based transactions by reference to the fair value of the equity instruments at the date at which they are granted. For restricted share units, the Company uses the TSX share price at grant date as fair value of the restricted share units. The resulting fair value of the restricted share units is then adjusted for an estimated forfeiture amount. Determining the forfeiture rate is based on historical experience. Actual number of restricted share units that vest is likely to be different from estimation.

Provision for warranties
The Company provides for warranty expenses by analyzing historical failure rates, warranty claims, current sales levels and current information available about returns based on warranty periods. Uncertainty relates to the timing and amount of actual warranty claims that can vary from the Company’s estimation.

Allowance account for credit losses
The Company provides for bad debt by analyzing the historical default experience and current information available about customer’s credit worthiness on an account by account basis. Uncertainty relates to the actual collectivity of customer balances that can vary from the Company’s estimation.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2014, 2013 and 2012
(Expressed in US dollars)

3.4	Foreign Currency Translation

Functional and presentation currency
The Company’s consolidated financial statements are presented in United States dollars. The functional currency of the parent company is United States dollars and the functional currency of the Company’s Sinclair Technologies’ operating segment is Canadian dollars.

Foreign currency transactions and balances
Foreign currency transactions are translated into the functional currency of the respective currency of the entity or division, using the exchange rates prevailing at the dates of the transactions (spot exchange rate). Foreign exchange gains and losses resulting from the settlement of such transactions and from the re-measurement of monetary items denominated in foreign currency at period-end exchange rates are recognized in the Consolidated Statements of Earnings and Comprehensive Income.

Non-monetary items are not re-translated at period end and are measured at historical cost (translated using the exchange rates at the transaction date), except for non-monetary items measured at fair value which are translated using the exchange rates as at the date when fair value was determined.

Foreign operations
In the Company’s financial statements, all assets, liabilities and transactions of the Company’s foreign operations with a functional currency other than US dollars are translated into US dollars upon consolidation.

Each foreign operation of the Company determines its own functional currency and items included in the financial statements of each foreign operation are measured using that functional currency and presented in US dollars.

The functional currency of the Company’s foreign operations has remained unchanged during the reporting period.

For foreign operations with a non-US dollar functional currency, the Company translates assets and liabilities into US dollars using the period-end exchange rates. Goodwill, intangible assets and their fair value adjustments arising from acquisition of a foreign operation have been treated as assets and liabilities of the foreign operation and translated into US dollars at the period-end exchange rate. Income and expenses have been translated into US dollar at the average rate over the reporting period. Exchange differences are charged/ credited to other comprehensive income and recognized in the accumulated other comprehensive income. On disposal of a foreign operation, the related cumulative translation differences recognized in equity are reclassified to profit or loss and are recognized as part of the gain or loss on disposal.

3.5	Share-Based Payments

Stock options
The Company grants stock options to buy common shares of the Company to directors, senior officers, employees and service providers pursuant to an incentive share option plan described in Note 16c. The Board of Directors grants such options for periods of up to 5 years, with vesting periods determined at its sole discretion and at prices equal to the closing market price on the day the options were granted.

Under this method, the Company recognizes compensation expense for stock options awarded based on the fair value of the options at the grant date using the Black-Scholes option pricing model. Measurement inputs include the price of the common shares on the grant date, exercise price of the option, expected volatility of the Company’s common shares (based on weighted average historic volatility), weighted average expected life of the option (based on historical experience and general

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2014, 2013 and 2012
(Expressed in US dollars)

option holder behavior) and the risk-free interest rate. The fair value of the options is amortized over the vesting period and is included in operating expenses with a corresponding increase in contributed surplus. The amount recognized as an expense is adjusted to reflect the number of share options expected to eventually vest. When options are exercised, the proceeds are credited to issued capital.

Restricted share units
The Company grants restricted share units (“RSUs”) to directors, senior officers and employees pursuant to an incentive restricted share unit plan described in Note 16d. The RSU plan gives the eligible persons the right to receive, at the discretion of the Board, common shares, which are to be issued from treasury, without any monetary consideration payable to the Company. The vesting of the RSUs is subject to time-based vesting terms, condition and restrictions as determined by the Board in its sole discretion. Each RSU is convertible into one common share.

The Company recognizes compensation expenses for RSUs awarded based on the fair value of the common shares at the grant date. The fair value, which is determined by multiplying the Company’s share price by the number of RSUs granted, is amortized over the vesting period and is included in operating expenses with a corresponding increase in contributed surplus. The amount recognized as an expense is adjusted to reflect the number of RSUs expected to eventually vest.

3.6	Treasury Shares

When the Company reacquires its own shares, the amount of the consideration paid is recognized as a deduction from shareholders’ equity. No gains or losses are recognized in the Consolidated Statements of Earnings and Comprehensive Income on the purchase, sale, issue or cancellation of the Company’s own shares. Repurchased shares are classified as treasury shares and are presented as a deduction from total shareholders’ equity. The Company has granted restricted share units as part of the Company’s long term incentive plan. The Company shall purchase common shares in the open market to satisfy the delivery of these share units. Treasury shares are recorded at the cost of the shares acquired in the open market. When treasury shares are sold or released subsequently, the amount received is recognized as an increase in treasury shares, and the resulting surplus or deficit on the transaction is transferred to/from issued capital.

3.7	Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid interest bearing term deposits that are readily convertible to known amounts of cash with original terms to maturity of up to 3 months. The cash and cash equivalents act as the Company’s primary source of cash and fluctuate directly as a result of its cash flows from operating, investing and financing activities.

3.8	Allowance Account for Credit Losses

The Company maintains an allowance account for credit losses for estimated losses that may arise if any of its customers are unable to make required payments. Management provides for bad debts by setting aside a percentage of sales towards the allowance account. The percentage is based on the Company’s historical default experience and is reviewed periodically to ensure consistency with default experience. In addition, periodically throughout the fiscal year, management specifically analyzes the age of outstanding customer balances, historical bad debt experience, customer credit-worthiness and changes in customer payment terms to evaluate estimates of collectability of the Company’s trade and other receivables balance. The allowance set aside is then adjusted to align with the specific analysis performed.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2014, 2013 and 2012
(Expressed in US dollars)

3.9	Inventories

Parts and supplies inventory is stated at the lower of weighted average cost and net realizable value. Finished goods and work in process inventories include parts and supplies, labour and manufacturing overhead and are stated at the lower of weighted average cost and net realizable value. Inventory is recorded net of any obsolescence provisions. When there is a significant change in economic circumstances, inventory that had been previously written down below cost may be written back up provided the reversal does not exceed the original write-down.

3.10	Prepaid Expenses and Other

Included in short-term prepaid expenses and other are prepayments related to materials, insurance premiums and other deposits required in the normal course of business which are less than one year.

Long-term prepaid expenses and other include other deposits of greater than one year.

3.11	Property and Equipment

Property and equipment are stated at cost less applicable tax credits, government assistance, and net of accumulated depreciation and accumulated impairment losses. Amortization of property and equipment is recorded on a straight-line basis at the following annual rates, which approximate the useful lives of the assets:

Assets	Period

Equipment	3 to 5 years
Furniture and fixtures	5 to 10 years
Leasehold improvements	Shorter of term of lease or useful life

When significant parts of property and equipment are required to be replaced in intervals, the Company recognizes such parts as individual assets with specific useful lives and depreciation, respectively. When a major inspection is performed, its cost is recognized in the carrying amount of the property and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in the Consolidated Statements of Earnings and Comprehensive Income as incurred.

The assets’ residual values, useful lives and methods of depreciation are reviewed at each financial year end.

3.12	Intangible Assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is its fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses.

The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year end. Changes in the expected useful life or the expected pattern of consumption

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2014, 2013 and 2012
(Expressed in US dollars)

of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the Consolidated Statements of Earnings and Comprehensive Income.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at cash generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

Gains or losses arising from disposal of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the Consolidated Statements of Earnings and Comprehensive Income when the asset is derecognized.

The Company records amortization of intangible assets on a straight-line basis at the following annual rates, which approximate the useful lives of the assets:

Assets	Period

Software	1 to 3 years
Customer relationships	5 to 12 years
Product designs	20 years
Brand	Indefinite
Other	1.5 to 15 years

Brand is developed through years of advertising, promotional campaign and customer satisfaction. It contains beneficial elements to the Company that have been created over time and continue to create value to the Company. Hence, brand which reflects consumer awareness and recognition is considered indefinite in nature.

3.13	Impairment of Long-Lived Assets

The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount.

The recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognized when the carrying amount of an asset, or its cash-generating unit, exceeds its recoverable amount. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Impairment losses are recognized in the Consolidated Statements of Earnings and Comprehensive Income.
An impairment loss is reversed if there is an indication that an impairment loss recognized in prior periods may no longer exist. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized previously. Such reversal is recognized in the Consolidated Statements of Earnings and Comprehensive Income.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2014, 2013 and 2012
(Expressed in US dollars)

The following criteria are also applied in assessing impairment of specific assets:

Goodwill is tested for impairment annually or when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each cash-generating unit to which the goodwill relates. Where the recoverable amount of the cash generating unit is less than their carrying amount an impairment loss is recognized to the extent the carrying amount exceeds the recoverable amount. Impairment losses relating to goodwill are not reversed in future periods.

Intangible assets with indefinite lives are tested for impairment annually either individually or at the cash generating unit level, as appropriate, or when circumstances indicate that the carrying value may be impaired.

3.14	Goodwill

Goodwill represents the future economic benefits arising from a business combination that are not individually identified and separately recognized. Goodwill is carried at cost less accumulated impairment losses. Goodwill is assessed for impairment as described in Note 3.13.

3.15	Deferred Revenue

Revenue that has been paid for by customers but will qualify for recognition within the next year under the Company’s policies is reflected in current liabilities as deferred revenue (revenue that can be recognized in one year or less). Included in deferred revenue are amounts related to installation, training, extended warranty, airtime and post contract support associated with the sale of the Company’s products.

Revenue that has been paid for by customers but will not qualify for recognition within the next year under the Company’s policies is reflected in non-current liabilities as long-term deferred revenue (revenue that can be recognized in more than one year). Included in long-term deferred revenue are extended warranty and other services provided by the Company to its customers.

3.16	Comprehensive Income

Comprehensive income is comprised of net earnings for the period and other comprehensive income. Included in accumulated other comprehensive income are unrealized foreign exchange amounts on the translation of certain subsidiaries’ and divisions’ functional currency to United States dollars.

3.17	Financial Instruments

Financial assets

Financial assets are classified into one of four categories:

  financial assets at fair value through profit or loss (“FVTPL”);

  held-to-maturity investments;

  available-for-sale financial assets; and

  loans and receivables.

The Company determines the classification of its financial assets at initial recognition, depending on the nature and purpose of the financial asset.

All financial assets, except financial assets at fair value through profit or loss, are recognized initially at fair value plus directly attributable transaction costs.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2014, 2013 and 2012
(Expressed in US dollars)

The subsequent measurement of financial assets depends on their classification as follows:

i.	Financial assets at FVTPL

Financial assets are classified as FVTPL when the financial asset is held for trading or is designated upon initial recognition as FVTPL. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term, it is part of an identified portfolio of financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking or it is a derivative that is not designated as an effective hedging instrument.

Financial assets classified as FVTPL are carried in the Consolidated Statements of Financial Position at fair value with changes in fair value recognized in the Consolidated Statements of Earnings and Comprehensive Income.

The Company has not designated any financial assets as FVTPL.

ii.	Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when the Company has the positive intention and ability to hold it to maturity. After initial measurement held-to-maturity investments are measured at amortized cost using the effective interest method. The losses arising from impairment are recognized in the Consolidated Statement of Earnings and Comprehensive Income.

The Company has not designated any financial assets as held-to-maturity investments.

iii.	Available-for-sale financial assets

Non-derivative financial assets are designated as available–for-sale or are prescribed to this classification if not classified as (a) loans and receivables, (b) held-to-maturity investments or (c) financial assets at fair value through profit or loss. After initial measurement, available-for-sale financial assets are subsequently measured at fair value with unrealized gains or losses recognized as other comprehensive income in the available-for-sale reserve until the investment is derecognized, at which time the cumulative gain or loss is recognized in the Consolidated Statement of Earnings and Comprehensive Income and removed from the available-for-sale reserve.

The Company has not designated any financial assets as available-for-sale assets.

iv.	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest method. The impairment loss of receivables is based on a review of all outstanding amounts periodically throughout the fiscal year. Bad debts are written off during the period in which they are identified. The losses arising from impairment are recognized in the Consolidated Statement of Earnings and Comprehensive Income. Interest income is recognized by applying the effective interest rate.

The effective interest method calculates the amortized cost of a financial asset and allocates interest income over the corresponding period. The effective interest rate is the rate that discounts

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2014, 2013 and 2012
(Expressed in US dollars)

estimated future cash receipts over the expected life of the financial asset, or, where appropriate, a shorter period.

The Company has classified cash and cash equivalents and trade and other receivables as loans and receivables.

De-recognition

A financial asset is derecognized when the rights to receive cash flows from the asset have expired.

Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at each reporting date. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

Objective evidence of impairment could include the following:

  significant financial difficulty of the issuer or counterparty;

  default or delinquency in interest or principal payments; or

  it has become probable that the borrower will enter bankruptcy or financial reorganization.

For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of the estimated future cash flows, discounted at the financial asset’s original effective interest rate.

The carrying amount of trade receivables are reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in the Consolidated Statement of Earnings and Comprehensive Income.

Financial liabilities

Financial liabilities are classified as either financial liabilities at fair value through profit or loss or other financial liabilities. The Company determines the classification of its financial liabilities at initial recognition. All financial liabilities are recognized initially at fair value, net of transaction cost except FVTPL.

Subsequent measurement of financial liabilities depends on their classification as follows:

i.	FVTPL

FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are acquired for the purpose of selling in the near term. This category includes derivative instruments that are not designated as hedging instruments in hedge relationships as defined by IAS 39. Gains and losses on liabilities held for trading are recognized in the Consolidated Statement of Earnings and Comprehensive Income.

The Company has not designated any financial liabilities upon initial recognition as FVTPL.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2014, 2013 and 2012
(Expressed in US dollars)

ii.	Other financial liabilities

After initial recognition at fair value less transaction costs, other financial liabilities are subsequently measured at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the corresponding period. The effective interest rate is the rate that discounts estimated future cash payments over the expected life of the financial liability.

Gains and losses are recognized in the Consolidated Statement of Earnings and Comprehensive Income.

The Company has classified trade and other payables, accrued liabilities and acquisition loan as other financial liabilities.

De-recognition

A financial liability is derecognized when the obligation under the liability is discharged, cancelled, or expired.

Fair value measurement

The Company’s financial assets include cash and cash equivalent and trade and other receivables. The Company’s financial liabilities include trade and other accounts payable, accrued liabilities and acquisition loan.

The Company has classified its cash and cash equivalents and trade and other receivables, as loans and receivables, measured at amortized cost using the effective interest rate method. Trade and other payables, accrued liabilities and acquisition loan are classified as other financial liabilities, measured at amortized cost using the effective interest rate method.

The carrying value of the Company’s financial assets and liabilities is considered to be a reasonable approximation of fair value due to their immediate or short term maturity, or their ability for liquidation at comparable amounts.

3.18	Revenue Recognition

The Company’s revenues consist of sales of hardware, consulting, bandwidth, installation, training, extended warranty and post contract customer support. These services are set forth separately in the contractual arrangements such that the total price of the customer arrangement is expected to vary as a result of the inclusion or exclusion of services.

The Company has single deliverable and multiple deliverable revenue arrangements.

For single deliverable revenue arrangements relating to the sale of hardware, the Company recognizes revenue when all of the following conditions have been satisfied:

  the Company has transferred to the buyer the significant risks and rewards of ownership of the goods;

  the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the good sold;

  the amount of revenue can be measured reliably;

  it is probable that the economic benefits associated with the transaction will flow to the Company;

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2014, 2013 and 2012
(Expressed in US dollars)

  and

  the costs incurred or to be incurred in respect of the transaction can be measured reliably.

For single deliverable revenue arrangements relating to the sale of services, the Company recognizes revenue by reference to the stage of completion of the transaction at the end of the reporting period when the outcome of a transaction can be estimated reliably. The outcome of a transaction can be estimated reliably when all the following conditions are satisfied:

  the amount of revenue can be measured reliably;

  it is probable that the economic benefits associated with the transaction will flow to the entity;

  the stage of completion of the transaction at the end of the reporting period can be measured reliably; and

  the costs incurred for the transaction and the costs to complete the transaction can be measured reliably.

Multiple deliverable revenue arrangements are to be divided into more than one unit of accounting and the criteria for revenue recognition are considered separately for each accounting unit if the following criteria are met:

  the delivered item(s) has standalone value and

  when a general right of return exists for the delivered item, the delivery or performance of undelivered item is probable and substantially in the control of the Company.

For those contracts where the services are not essential to the functionality of any other element of transaction, the Company determines selling price for these services based on a hierarchy of selling prices:

  Vendor specific objective evidence (“VSOE”) of selling price,

  If VSOE does not exist then third party evidence of selling price (“TPE”) is used, or

  If neither VSOE nor TPE exist, then management’s best estimate of selling price for the deliverable is used.

Arrangement consideration is allocated to all deliverables based on their relative selling prices. As a result of the hierarchy of selling prices, the Company is required to determine the selling price for each deliverable provided the conditions for separation have been met.

Hardware is considered a separate unit of accounting because (1) the delivered item has standalone value to customers as it is sold separately by the Company and (2) there is no general right of return on products and the delivery or performance of the undelivered item is probable and substantially in the control of the Company. In establishing selling price for hardware, the Company relies on third party evidence based on stand-alone sales of largely interchangeable products. The Company’s hardware components are customized in nature and specific to a customer’s order requirements. As a result, establishing VSOE of selling price would not be possible.

The Company recognizes revenue from the sale of hardware products upon the later of transfer of title or upon shipment of the hardware product to the customer; so long as persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is reasonably assured.

The Company’s multiple-element sales arrangements include arrangements where hardware with embedded software licenses and the associated post contract customer support (“PCS”) are sold together. The Company uses VSOE to determine selling price of the undelivered PCS elements based on fair value labour rates and consistent renewal rates.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2014, 2013 and 2012
(Expressed in US dollars)

The Company’s multiple-element sales arrangements include rights for the customer to renew PCS after the bundled term ends. These rights are irrevocable to the customer’s benefit, are for specified prices, are consistent with the initial price in the original multiple-element sales arrangement, and the customer is not subject to any economic or other penalty for failure to renew. Further, the renewal PCS options are for services comparable to the bundled PCS and cover similar terms and periods.

PCS revenue associated with hardware is recognized ratably over the term of the PCS period, which typically is one year. PCS revenue includes support levels that provide customers with access to telephone support for trouble-shooting, diagnosis and extends to on-site repair of products. PCS is considered a separate unit of accounting because (1) the delivered item has standalone value to customers as it is sold separately by the Company and (2) there is no general right of return and the delivery or performance of the undelivered item is probable and substantially in the control of the Company.

Extended warranty of 1 to 3 years can be purchased separately by customers. Revenue on extended warranty is deferred and recognized in income on a straight-line basis over the contracted period. Extended warranty revenue is recognized after the Company’s one year manufacturer’s warranty expires.

Revenue is recognized on installation, training, and consulting services when these services have been performed. Selling price on these items is determined on a stand-alone basis. Installation, training and consulting services are separate units of accounting because (1) the delivered item has standalone value to customers as it is sold separately by the Company and (2) there is no general right of return and the delivery or performance of the undelivered item is probable and substantially in the control of the Company.

For reseller arrangements, fees are fixed or determinable on delivery to the reseller because the Company’s agreements with customers and resellers do not contain product return rights.

3.19	Construction Contracts

The Company also earns revenue from fixed-price construction contracts. These contracts specifically negotiated for the construction of a combination of products and services are awarded at agreed prices. Revenue from fixed-price contracts is recognized under the percentage-of- completion method. Under this method, contract revenue is matched with the contract costs incurred in reaching the stage of completion, resulting in the reporting of revenue, expenses and profit which can be attributed to the proportion of work completed. Contract revenue is recognized as revenue in profit or loss in the accounting periods in which the work is performed. Contract costs are usually recognized as an expense in the Consolidated Statement of Earnings and Comprehensive Income in the accounting periods in which the work to which they relate is performed. However, any expected excess of total contract costs over total contract revenue for the contract is recognized as an expense immediately.

Estimates are revised in circumstances that will change the original estimates of revenues, costs or extent of progress toward completion. These revisions may result in increases or decreases in estimated revenues or costs and are reflected in the Consolidated Statement of Earnings and Comprehensive Income in the period in which the circumstances that give rise to the revision become known by management. Provisions for estimated losses, if any, are recognized in the year or period in which the loss is determined. Contract losses are measured as the amount by which the estimated costs of the contract exceed the estimated total revenue from the contract. Contract work-in-progress revenue is recorded to the extent that revenue has been recognized, but not yet billed to the customer.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2014, 2013 and 2012
(Expressed in US dollars)

3.20	Research and Development Costs

Research costs are expensed as incurred. Development costs are deferred if the Company can demonstrate (i) the technical feasibility of completing the product or process, (ii) the intention to complete the project, (iii) the ability to use or sell the product in commercial production, (iv) future economic benefits that the product or process can generate, including the existence of a market for the output of the project (v) the availability of adequate technical, financial and other resources to complete the development and to use or sell the product, and (vi) the ability to measure reliably the expenditure attributable to the project during development. If these criteria are not met, development costs are expensed as incurred. The Company did not capitalize any development costs for the years ended 2014, 2013 or 2012.

3.21	Government Contributions

Government funding of eligible research and development expenditures are credited when earned against product development expenses or the cost of property and equipment, to which the funding relate. The Company amortizes the cost of the related property and equipment over its useful life according to the Company’s accounting policy relating to property and equipment. The Company recognizes government grants only when there is reasonable assurance that the Company will comply with the conditions attached to the grant and the grant will be received. The Company presents the grant as a deduction of the carrying amount of the asset the grant relates to in the Consolidated Statements of Financial Position. The grant is recognized in the Consolidated Statements of Earnings and Comprehensive Income over the life of the depreciable assets as a reduced depreciation expense.

3.22	Government Repayment

The Company is required to make annual repayment under a government contract as described in Note 8a. On a quarterly basis, the Company calculates the repayment based on actual revenues achieved for the reporting period. If the revenue criteria for repayment have been met, a liability will be recognized with a corresponding increase in product development expenses. The Company will set up a liability in the period the actual revenues are recognized that causes the grant to become repayable. Given historical sales volume, the accrual for repayment, if any, is likely to be recognized in the fourth quarter of the fiscal year. Depending on the sales volume achieved during the repayment period, the amount of the repayment can significantly impact the Company gross margins percentages and amounts.

3.23	Income Taxes

Income tax expense consists of current and deferred income tax expense. Income tax expense is recognized in the Consolidated Statement of Earnings and Comprehensive Income.

Current income tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred income taxes are recorded using the statement of financial position liability method. Under this method, deferred income tax assets and liabilities are recognized for future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability is settled.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2014, 2013 and 2012
(Expressed in US dollars)

The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in earnings in the period that substantive enactment occurs.

A deferred income tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities, when they relate to income taxes levied by the same taxation authority, and when the Company intends to settle its current tax assets and liabilities on a net basis.

The Company accounts for income tax credits in accordance with IAS 12 Income taxes.

3.24	Net Earnings From Discontinued Operations

A discontinued operation is a component of the Company that either has been disposed of, or is classified as held for sale, and:

  represents a separate major line of business or geographical area of operations is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations or is a subsidiary acquired exclusively with a view to resale.

Profit or loss from discontinued operations, including prior year components of profit or loss, is presented in a single amount in the Consolidated Statements of Earnings and Comprehensive Income. This amount, which comprises the post-tax profit or loss of discontinued operations and the post-tax gain or loss resulting from the measurement and disposal of assets classified as held for sale, is further analyzed in Note 24.

The disclosure for the discontinued operations in the prior year relate to all operations that have been discontinued by the end of the reporting period for the latest period presented.

3.25	Net Earnings Per Share

Basic net earnings per share are computed by dividing net earnings by the weighted average number of common shares outstanding during the period.

Diluted net earnings per share is computed similar to basic net earnings per shares, except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options at the beginning of the reporting period, if dilutive. The number of additional shares is calculated assuming that outstanding stock options were exercised and the proceeds from such exercises were used to repurchase common shares at the average market price during the reporting period. Stock options and warrants are dilutive when the market price of the common shares at the end of the period exceeds the exercise price of the options and when the Company generates net earnings.

3.26	Provisions and Contingent Liabilities

Provisions for product warranties, legal claims, onerous contracts or other claims are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Timing or amount of the outflow may

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2014, 2013 and 2012
(Expressed in US dollars)

still be uncertain. The expense relating to any provision is presented in the Consolidated Statements of Earnings and Comprehensive Income, net of any reimbursement.

Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including risks and uncertainties associated with the present obligation. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. Provisions are discounted to their present values, where the time value of money is material.

In those cases where the possible outflow of economic resources as a result of present obligations is considered improbably or remote, no liability is recognized.

3.27	Segment Reporting

The Company’s business operates primarily through three operating segments – RF antennas and filters (“Sinclair Technologies”), Satellite Solutions and Microwave Products. These reportable segments are strategic business units that offer different products and services, which is also the basis for the Company’s chief operating decision makers to identify these reportable segments. They are managed separately because each business is in a different stage in its life cycle and they require different marketing strategies. These operating segments are monitored by the Company’s chief operating decision makers and strategic decisions are made on the basis of segment operating results.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

3.28	Changes in Accounting Policies and Future Accounting Pronouncements

In 2014, the Company has adopted the following accounting policies:

IFRIC 21 Levies clarifies that the obligating event that gives rise to the liability is the activity that triggers the payment of the levy, as identified by the government’s legislation. If this activity arises on a specific date within an accounting period then the entire obligation is recognized on that date. The same recognition principles apply in the annual and interim financial statements. IFRIC 21 has no material effect on the Company’s financial statements as the Company has no significant levies that needs to be paid. IFRIC 21 has been applied retrospectively in accordance with its transitional provisions and had no material effect on the Company’s financial statements for any period presented.

Amendments to IAS 32 Offsetting Financial Assets and Financial Liabilities clarify the application of certain offsetting criteria in IAS 32, including the meaning of ‘currently has a legally enforceable right of set-off’ and some gross settlement mechanisms may be considered equivalent to net settlement.
The amendments have been applied retrospectively in accordance with their transitional provisions. As the Company does not currently present any of its financial assets and financial liabilities on a net basis using the provisions of IAS 32, these amendments had no material effect on the Company’s financial statements for any period presented.

Amendments to IAS 36 Recoverable Amount Disclosures for Non-Financial Assets clarify that an entity is required to disclose the recoverable amount of an asset or cash generating unit whenever an impairment loss has been recognized or reversed in the period. In addition, they introduce several new disclosures required to be made when the recoverable amount of impaired assets is based on fair value less costs of disposal, including additional information about fair value measurement including the applicable level of the fair value hierarchy, a description of any valuation techniques used and key assumptions made and the discount rates used if fair value less costs of disposal is measured using a

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2014, 2013 and 2012
(Expressed in US dollars)

present value technique. The amendments have been applied retrospectively in accordance with their transitional provisions.

In 2013, the Company has adopted the following accounting policies:

IFRS 10 Consolidated Financial Statements builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. IFRS 10 Consolidated Financial Statements replaces SIC-12 Consolidation-Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements. The adoption of IFRS 10 did not require any adjustments to the Company’s financial statements.

IFRS 12 Disclosure of Interests in Other Entities is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates, special purpose vehicles and other off-balance sheet vehicles. The adoption of IFRS 12 did not require any adjustments to the Company’s financial statements.

IFRS 13 Fair Value Measurements explains how to measure fair value by providing a clear definition and introducing a single set of guidance for (almost) all fair value measurements. It clarifies how to measure fair value when a market becomes less active and improves transparency through additional disclosures. The adoption of IFRS 13 did not require any adjustments to the Company’s financial statements.

In 2012, the Company has early adopted the Annual Improvements to IFRSs 2009-2011 Cycle of IAS 1 Presentation of Financial Statements. The amendments to IAS 1 clarifies the requirements for comparative information when entities apply accounting policies retrospectively, makes a retrospective restatement of items in the financial statements, or when items are reclassified in its financial statements. By early adopting the standard, the Company has determined that they are not required to present a third statement of financial position for items that have been reclassified retrospectively.

The following new accounting pronouncements have been issued but are not effective and may have an impact on the Company:

IFRS 9 Financial Instruments will replace IAS 39 Financial Instruments: Recognition and Measurement, and is currently being developed in stages by the IASB. It addresses the classification, measurement and derecognition of financial assets and financial liabilities. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. In November 2013, the IASB issued an amendment to IFRS 9 which includes a new hedge model that aligns accounting more closely with risk management as well as enhancements to the disclosures about hedge accounting and risk management. IFRS 9 has also been amended not to require the restatement of comparative period financial statements for the initial application of the classification and measuring requirements of IFRS 9, but instead requires modified disclosures on transition to IFRS 9. The IASB has now deferred the effective date to annual period beginning on or after January 1, 2018. Early adoption of the standard is permitted. The Company has not early adopted this standard and is currently assessing the impact that this standard will have on the Company’s financial statements.

IFRS 15 Revenue from Contracts with Customers will replace IAS 18 Revenue, IAS 11 Construction Contracts and some revenue related interpretations. IFRS 15 establishes a new control-based revenue recognition model, changes the basis for deciding whether revenue is to be recognized over time or at a point in time, and improves disclosures about revenue. IFRS 15 provides more detailed guidance on contracts involving the delivery of two or more goods and services as to when to account separately for

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2014, 2013 and 2012
(Expressed in US dollars)

the individual performance obligations in a multiple element arrangement, how to allocate the transaction price and when to combine contracts. IFRS 15 also provides guidance on how to treat arrangements with variable pricing, such as performance based pricing and how revenue can be constraint. In addition, IFRS 15 provides guidance on time value of money as to when to adjust a contract price for a financing component. The IASB has an effective date to annual period beginning on or after January 1, 2017. Early adoption of the standard is permitted. The Company has not early adopted this standard and is currently assessing the impact that this standard will have on the Company’s financial statements.

4.	Cost of Sales and Expenses

	Year ended December 31
	2014	2013	2012
Cost of Sales
Direct cost of sales	$21,731,504	$22,462,874	$24,152,329
Depreciation and amortization	68,880	131,533	116,290
	$21,800,384	$22,594,407	$24,268,619

Selling and distributing expenses
Direct expenses	$4,652,234	$5,503,105	$6,507,349
Depreciation and amortization	760,792	795,578	758,400
Less: Government contribution (Note 8)	-	(21,841)	(53,123)
	$5,413,026	$6,276,842	$7,212,626

General and administrative expenses
Direct expenses	$4,277,296	$3,917,375	$5,171,267
Capitalized to inventory/transfer to cost of sales	(457,540)	(347,957)	(191,861)
Depreciation and amortization	162,176	151,763	182,325
Less: Government contribution (Note 8)	-	(12,308)	(64,811)
	$3,981,932	$3,708,873	$5,096,920

Product development expenses, net
Direct expenses	$2,563,210	$3,190,509	$3,001,171
Depreciation and amortization	282,688	322,449	418,780
	2,845,898	3,512,958	3,419,951
Less: Government contribution (Note 8)	(1,266,824)	(2,079,572)	(1,046,603)
	$1,579,074	$1,433,386	$2,373,348

Supplementary information:
Short-term employee benefits	$9,338,941	$10,665,348	$13,276,567

Short-term employee benefits include wages, salaries, bonus, sales commissions, social security contributions, extended health premiums, Medical Services Plan payments, Registered Retirement Savings Plan contributions and vacation accrual.

5.	Business Combination

a.)	Acquisition of US-Based Satellite Communication Business

On April 16, 2013, the Company entered into a definitive agreement to acquire certain business assets and assume certain liabilities of CVG, Incorporated (“CVG”), a US-based satellite communication business. The Company financed the transaction with cash from operations. The acquired assets include new products and associated intellectual property (“IP”) that align with the Company’s existing product roadmap and allow the Company to immediately enter new and additional areas within the satellite

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2014, 2013 and 2012
(Expressed in US dollars)

communications markets with solid state power amplifiers (“SSPAs”), high power block up-converters (“BUCs”), SATCOM baseband kits and Microsatellite terminals (terminals with antenna sizes below 1 meter).

The CVG acquisition has been accounted for as an acquisition of a business and the identified assets, and liabilities below are a result of management’s best estimates and assumptions after taking into account all relevant information available. The assessed fair value of the identifiable assets and liabilities of CVG as at April 16, 2013 are as follows:

Fair value recognized on acquisition
Assets
Inventories	$793,153
Property and equipment	258,687
Assets held for sale	32,778
Total Assets	1,084,618

Liabilities
Accrued liabilities	21,308
Provisions	533,140
Total Liabilities	554,448

Total identifiable net assets at fair value	$530,170
Purchase consideration transferred	$530,170

The Company recognized $32,778 assets held for sale at acquisition date, comprised of assets redundant to the Company’s operation. Subsequent to the acquisition, the Company disposed all of the assets held for sale and realized $32,778 in 2013.

Provisions relate to product warranty liabilities for products sold by CVG prior to the acquisition.

Purchase consideration

The Company paid cash consideration of $530,170 and financed the purchase from the Company’s cash and cash equivalents. Acquisition related costs, including legal, professional fees and relocation expenses amounting to $131,399 have been recognized as a general and administrative expense in the Consolidated Statements of Earnings and Comprehensive Income in 2013.

b.)	Acquisition of Sinclair Technologies Holdings Inc.

On January 21, 2011, the Company acquired 100% of the outstanding shares of Sinclair Technologies Holdings Inc. (“Sinclair”), a private company based in Aurora, Ontario specializing in the manufacture of antenna and radio frequency conditioning products.

The Company acquired Sinclair because the Company believes the acquisition of Sinclair complemented the Company’s core businesses and supported the Company’s goal of becoming a leading provider of innovative communication solutions that enable the transmission of data, audio and video for challenging applications and environments. With the addition of Sinclair’s product lines and customer base, the Company has diversified into the commercial space and into the municipal government level. In addition, by combining forces with Sinclair, the Company was able to realize opportunities to cross sell its customer base, resell Sinclair’s products using its Microwave Products segment, and expose Sinclair’s products to the Company’s relationships in Europe and the military markets.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2014, 2013 and 2012
(Expressed in US dollars)

The identified assets, liabilities and purchase price below are a result of management’s best estimates and assumptions after taking into account all relevant information available. The Company conducted studies and analysis of the acquired assets and liabilities to arrive at the final purchase price allocation below. The assessed fair value of the identifiable assets and liabilities of Sinclair as at January 21, 2011 are as follows:

Fair value recognized on acquisition
Assets
Cash and cash equivalents	$726,102
Short-term investments	29,997
Trade and other receivables	2,300,607
Inventories	4,844,883
Prepaid expenses and other	152,856
Property and equipment, net	597,689
Intangible assets, net	10,138,717
Deferred income tax assets	66,993
Total Assets	18,857,844

Liabilities
Trade and other payables	2,064,882
Deferred income tax liabilities	2,910,040
Taxes payable	741,369
Total Liabilities	5,716,291

Total identifiable net assets at fair value	$13,141,553

Goodwill on acquisition of Sinclair	5,360,340

Purchase consideration transferred	$18,501,893

Goodwill is primarily related to growth expectations, expected future profitability, the substantial skill and expertise of Sinclair’s workforce and expected cost synergies. Goodwill arising on the acquisition of Sinclair is not deductible for tax purposes.

In 2012, the Company has collected substantially all of the trade and other receivables recognized on acquisition.

Purchase consideration

The fair value of the purchase consideration is summarized as follows:

Cash	$15,962,056
Shares issued, at fair value	2,036,900
Promissory notes payable	502,937
Total purchase consideration	$18,501,893

The Company paid cash consideration of $15,962,056, financed from the Company’s cash and cash equivalents in the amount of $3,962,056, debt financing from its principal banker of $12,000,000, contingent consideration of 4,028,932 common shares issued from treasury with a fair value of $2,036,900 and promissory notes with a total face value of $750,000 plus interest at 3% per annum with a fair value of

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2014, 2013 and 2012
(Expressed in US dollars)

$502,937. The issuance of the common shares and the payment of promissory notes are contingent upon Sinclair achieving certain financial metrics.

The Company discounted the promissory notes with a total face value of $750,000 using a discount rate of 20% for the duration of its maturity. The 4,028,932 common shares were discounted compared to the acquisition date’s listed stock exchange price using the Black-Scholes Option Pricing model. The assumptions used for the fair value discount of the common shares were as follows:

Risk free interest rate	1.70%
Expected life	1.57 years
Vesting period	Immediately
Expected volatility	60.4%
Expected dividends	nil

$1,000,000 of the cash consideration was held in escrow and acts as a security for certain events should the Company be subject to any liabilities, claims or similar arising from representation or warranties made by the vendors. The $1,000,000, less claimed amounts, if any, is releasable to the vendors on January 21, 2013. The Company released $1,000,000 in cash from escrow to the vendors as part of the purchase consideration in 2013.

The 4,028,932 common shares component of the purchase consideration was held in escrow and to be released to the vendors, at rate of 100%, 75% or 0%, subject to Sinclair achieving certain financial metrics for the year ended December 31 2011. Based on Sinclair’s fiscal 2011 financial results, the Company released from escrow 100% of the common shares to the vendors in 2012.

The promissory notes were held in escrow and were to be released to the vendors, at a rate of 100%, 75% or 0%, subject to Sinclair achieving certain financial metrics for the year ended December 31, 2012. On May 30, 2012, the vendors and the Company agreed to a reduction in the final contingent payment from the original face value of $750,000 to $725,000 for immediate release of the promissory notes from escrow. The timing of the payout remains unchanged: 50% of the principal plus interest to be paid on March 29, 2013 and the balance of the principal plus interest on June 28, 2013. In 2013, the Company paid $755,258 in cash to the vendors, representing full settlement of a promissory note with total principal payments owing of $725,000 and accumulated interest of $30,258.

The Company paid its principal banker $108,000 in financing fees to acquire the $12,000,000 debt financing. The financing fee of $108,000 was capitalized as part of the cost of the debt and is being amortized over the term (Note 14).

The Company incurred transaction costs of approximately $800,000 of which $500,000 and $300,000 were incurred in 2011 and 2010 respectively, in relation to the acquisition that were recognized in the Consolidated Statements of Earnings and Comprehensive Income.

6.	Capital Disclosures

The Company's objectives and policies for managing capital are to maintain a strong capital base so as to maintain investor, creditor and market confidence, sustain future development of the business and to safeguard the Company’s ability to support the Company’s normal operating requirements on an ongoing basis.

The capital of the Company consists of the items included in the Consolidated Statements of Financial Position in the shareholders’ equity section, government contributions and the operating line of credit, if drawn (Note 13). The Company manages its capital structure and makes changes based on economic

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2014, 2013 and 2012
(Expressed in US dollars)

conditions and the risk characteristics of the Company’s assets. As at December 31, 2014 shareholder’s equity was $28,984,442 (2013 - $26,423,509).

To manage the Company’s capital requirements, the Company has in place a planning and budgeting process which helps determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company plans to continue to fund its short-term cash requirements through operations, and if required, the Company has an operating line of credit in place that can be drawn upon (Note 13).

In 2008, the Company entered into an agreement with the Canadian Federal Minister of Industry (‘the Minister’) through the Strategic Aerospace & Defense Initiative (‘SADI’) whereby the Minister will provide funding of 35% of eligible spending related to the research and development of aerospace & defense technology development projects to a maximum funding amount of Cdn$5,975,200 for eligible costs starting from September 21, 2007 up to and including December 31, 2012 (Note 8a).

In 2013, the Company signed a new SADI agreement with the Minister (Note 8b). Funding is conditional on maintaining certain reporting requirements. As at December 31, 2014, the Company is in compliance with these reporting requirements.

For the year ended December 31, 2014, there were no changes in the Company's approach to capital management.

As at December 31, 2014, the Company had the following externally imposed capital requirements under its operating line of credit agreements (Note 13) and the acquisition loan agreement (Note 14):

  Working capital ratio (current assets divided by current liabilities) cannot be less than 1.25:1.00 – calculated quarterly,

  Debt service coverage ratio cannot be less than 1.10 to 1.00 for the fiscal year ending December 31, 2014 and less than 1.20 to 1.00 for the fiscal year ending December 31, 2015, and thereafter. The ratio is based on earnings before interest, tax, depreciation, amortization and share-based payments (“EBITDAS”) plus loss on sale of assets less cash taxes, dividends, distributions, advances to related parties, gains on sale of assets and unfunded capital expenditures divided by the aggregate principal and interest payments made during the relevant fiscal year. This ratio shall be calculated annually and based on the Company’s consolidated financial statements.

  Funded debt to EBITDAS, less unfunded capital expenditures cannot at any time exceed 2.50:1.00 – calculated quarterly, on a rolling 12 month basis. Funded debt includes the Company’s operating line of credit and acquisition loan.

Unfunded capital expenditures are defined as capital expenditures which are not financed by external sources, such as being financed by the Company’s own cash and cash equivalents. Funded debt includes only the acquisition loan (Note 14).

As at December 31, 2014 and 2013, the Company is in compliance with its externally imposed covenants.

7.	Financial Instruments Risk

The carrying amounts of the Company’s financial assets and liabilities by category are summarized below.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2014, 2013 and 2012
(Expressed in US dollars)

	As at December 31
	2014	2013
Financial Assets	Loans and receivable (amortized costs)

Cash and cash equivalents	$5,513,733	$3,272,595
Trade and other receivables	7,570,110	6,821,155
Total financial assets	$13,083,843	$10,093,750

Financial Liabilities	Other liabilities (amortized costs)

Acquisition loan	$2,371,266	$4,413,296
Trade and other payables	2,831,911	2,162,196
Accrued liabilities	2,601,163	1,956,998
Total financial liabilities	$7,804,340	$8,532,490

Risk Management Objectives and Policies

The Company is exposed to various risks in relation to financial instruments. The Company’s chief operating decision makers actively maintain to secure the Company’s short to medium-term cash flows by minimizing the exposure to volatile financial markets. The Company does not actively engage in the trading of financial assets for speculative purposes nor does it write options. The main types of risks are credit risk, liquidity risk, currency risk and interest rate risk which are described below.

Credit Risk

Credit risk is the risk of a financial loss if a customer or counterparty to a financial instrument fails to meet its obligations under a contract. This risk primarily arises from the Company’s receivables from customers. The credit risk for cash and cash equivalents is considered negligible, since the counterparties are reputable banks with high quality external credit ratings.

The Company’s exposure to credit risk is dependent upon the characteristics of each customer. Each customer is assessed for credit worthiness, using third party credit scores and through direct monitoring of their financial well-being on a continual basis. In some cases, where customers fail to meet the Company's credit worthiness benchmark, the Company may choose to transact with the customer on a prepayment basis.

The Company does not have credit insurance or other financial instruments to mitigate its credit risk as management has determined that the exposure is minimal due to the composition of its customer base.

Pursuant to their respective terms, net trade and other receivables was aged as follows as at December 31, 2014 and 2013:

	As at December 31
	2014	2013
0-30 days	$5,824,443	$3,960,760
31-60 days	1,555,041	2,061,790
61-90 days	121,376	648,255
Greater than 90 days	69,250	150,350
Total trade and other receivables	$7,570,110	$6,821,155

As at December 31, 2014, the Company’s trade accounts receivable are made up of approximately 8% (2013 – 5%) government trade receivables and the balance of the outstanding trade accounts receivable are

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2014, 2013 and 2012
(Expressed in US dollars)

spread over a large number of customers. The Company has assessed that the credit risk related to government trade receivable to be low.

The Company regularly reviews the collectability of its trade and other receivables and establishes an allowance account for credit losses based on its best estimate of any potentially uncollectible accounts. As at December 31, 2014 and 2013, the allowance account for credit losses is summarized below.

	As at December 31
	2014	2013
Allowance balance, beginning of period	$55,859	$71,744
Net increase/(decrease)	1,168	(15,885)
Allowance balance, end of period	$57,027	$55,859

The Company manages credit risk relating to cash and cash equivalents by dealing with large banks and investing in highly liquid investments. The Company’s objective is to minimize its exposure to credit risk in order to prevent losses on financial assets by placing its investments in highly liquid investments such as guaranteed investment funds.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company has in place a planning and budgeting process which helps determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives.

To manage this risk the Company maintains an operating line of credit which provides access to funds in Canadian and or United States dollars to meet short-term financing obligations.

As at December 31, 2014 and 2013, the liquidity and maturity timing of the Company’s financial assets totaling $13,083,843 (2013 - $10,093,750) are adequate for the settlement of the short term financial liabilities of $7,804,340 (2013 - $8,532,490).

Currency risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates.

The Company’s exposures to currency risk primarily arise from its sales and purchases denominated in Canadian dollar (CAD) and Pound Sterling (GBP). The Company also holds cash in CAD and GBP and has a portion of its acquisition loan denominated in CAD.

The Company manages currency risk by holding cash in foreign currencies to support forecasted foreign currency denominated liabilities and does not use derivative instruments to reduce its exposure to foreign currency risk.

Foreign currency denominated financial assets and liabilities which expose the Company to currency risk are disclosed below. The amounts shown are translated into USD at the period-end rate.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2014, 2013 and 2012
(Expressed in US dollars)

	CAD	GBP
As at December 31, 2014

Financial assets	$2,555,767	$491,806
Financal liabilities	(3,862,457)	(130,802)
Net financial assets/ (liabilities)	$(1,306,690)	$361,004

As at December 31, 2013

Financial assets	$1,844,221	$339,295
Financal liabilities	(4,788,942)	(132,147)
Net financial assets/ (liabilities)	$(2,944,721)	$207,148

The sensitivity analysis of the Company’s foreign currency financial assets and liabilities held denominated in CAD and GBP as at December 31, 2014 and 2013 with regards to the USD/CAD exchange rate, the USD/GBP exchange rate and ‘all other things are being equal’ is shown below. The sensitivity analysis assumes a change of 5% (2013 – 3%) in USD/CAD exchange rate and a change of 6% (2013 – 6%) in USD/GBP exchange rate. Both of these percentages have been determined based on the average market volatility in exchange rates in the previous 12 months.

A 5% (2013 – 3%) strengthening (weakening) in the USD against the CAD would result in a gain (loss) in net earnings and a decrease (increase) in the net financial liabilities of approximately $65,000 (2013 - $88,000).

A 6% (2013 – 6%) strengthening (weakening) in the USD against the GBP would result in a loss (gain) in net earnings and a decrease (increase) in the net financial assets of approximately $22,000 (2013 - $12,000).

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As at December 31, 2014 and 2013, the Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s acquisition loan of $2,371,266 (2013 - $4,413,296) subject to floating interest rates. The interest rate risk for cash and cash equivalents is considered negligible. The Company does not enter into any interest rate swaps to mitigate interest rate risk.

A 1% (2013 – 1%) change in interest rate would result in a change in interest expense of approximately $24,000 (2013 - $44,000). The changes in interest rate are considered to be reasonably possible based on observation of current market conditions. The calculations are based on the change in the interest rate and the financial instruments held at December 31, 2014 and 2013 that are sensitive to changes in interest rate.

8.	Government Contributions

a)	Strategic Aerospace & Defense Initiative I (“SADI I”)

The Company entered into an agreement SADI I with the Minister in September 2008 and subsequently amended in October 2011. The Company has claimed the maximum funding of Cdn$5,975,200 under this agreement as at December 31, 2012.

For the year ended December 31, 2013, the Company did not record any amounts (2012 - $930,772) as a reduction to product development expenses in the Consolidated Statements of Earnings and Comprehensive Income related to SADI I as the Company has claimed the maximum funding in 2012. In addition, the

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2014, 2013 and 2012
(Expressed in US dollars)

Company did not record any amounts (2012 - $15,863) as a reduction to property and equipment costs. The Company received $571,817 (2012 - $1,673,055) relating to SADI I in 2013.

Starting in 2013, the Company is obligated to make annual repayments over the defined Repayment Period, with the following terms:

  The Repayment Period began January 1, 2013 and will continue for 15 years, or until such time as the maximum amount of Cdn$8,962,800 (representing 1.5 times the contributions received) of the actual amounts disbursed by the Minister (Cdn$5,975,200) is repaid, whichever occurs earlier.

  Annual repayment amounts under the SADI I repayment period are calculated based on a repayment rate of 0.94% multiplied by gross business revenue as defined in the SADI I agreement multiplied by the adjustment rate (based on the growth of gross business revenue over the previous year). The adjustment factor is based on year-over-year change of gross business revenue, as defined in the agreement.

For the years ended December 31, 2014 and 2013, the Company has calculated the SADI I repayment amount to be nil as annual actual sales did not meet the criteria for repayment pursuant to the repayment terms of the SADI I agreement and the Company’s accounting policy relating to SADI repayment (Note 3.21).

b)	Strategic Aerospace & Defense Initiative II (“SADI II”)

On March 28, 2013, the Company entered into another agreement SADI II with the Minister whereby the Minister will provide funding of 30% of eligible spending related to the research and development of the aerospace and defense technology development projects to a maximum funding amount of Cdn$13,270,265 for eligible costs starting from July 27, 2012 up to and including December 31, 2017. The Company is obliged to repay the funding over the SADI II defined Repayment Period.

For the year ended December 31, 2014, the Company has recorded $1,266,824 (2013 - $2,113,720) as a reduction to product development expenses related to SADI II in the Consolidated Statements of Earnings and Comprehensive Income and $49,043 (2013 - $124,883) as a reduction to intangible assets, property and equipment costs related to SADI II.

As at December 31, 2014, the Company has recorded $3,554,020, or Cdn$3,865,257 of the maximum funding amount of Cdn$13,270,265 under SADI II.

As at December 31, 2014, eligible costs related to SADI II of $593,097 (2013 - $343,311) was included in trade and other receivables.

For the year ended December 31, 2014, total cash received under SADI II was $997,783 (2013 - $1,779,326).

SADI II repayment is contingent on performance benchmarks established at the end of the Company’s fiscal 2017 year end and is capped at the lesser of 1.5 times the contribution received (actual amounts disbursed by the Minister). These amounts will be repaid over a period of 15 years, commencing in 2018. Annual repayment amount is calculated based on a percentage of gross business revenue as defined in the agreement multiplied by the adjustment rate (based on the growth of gross business revenue over the previous year).

As at December 31, 2014, the Company did not accrue any liability for repayment relating to SADI II as the amount to be repaid cannot yet be determined since the repayment amount is contingent on 2018 financial results compared to those achieved in 2017.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2014, 2013 and 2012
(Expressed in US dollars)

c)	Digital Technology Adoption Pilot Program (“DTAPP”)

In February 2012, the Company entered into an agreement with the National Research Council Canada (“NRC”), as represented by its Industrial Research Assistance Program, whereby the NRC agrees to reimburse the Company 80% of salary costs and 50% of contractor fees incurred related to eligible projects that adopt digital technology to improve productivity (“February DTAPP”). The NRC has agreed to provide the Company maximum funding of Cdn$99,993 for the designated project covering the time period January 16, 2012 to March 31, 2012.

In July 2012, the Company entered into an agreement with the NRC relating to a separate project that adopts digital technology to improve productivity (“July DTAPP”). The NRC has agreed to reimburse the Company 80% of salary costs incurred between June 1, 2012 and February 28, 2013 relating to the project. The NRC has agreed to provide the Company maximum funding of Cdn$99,999.

In August 2012, the Company entered into an agreement with the NRC relating to a separate project that adopts digital technology to improve productivity (“August DTAPP”). The NRC has agreed to reimburse the Company 80% of salary costs and 75% contractor fees incurred between August 1, 2012 and March 15, 2013 relating to the project. The NRC has agreed to provide the Company maximum funding of Cdn$90,000. Effective February 1, 2013, the NRC extended the expiry date of the eligible period from March 15, 2013 to September 30, 2013 with all other terms and conditions remaining unchanged.

For the year ended December 31, 2013, the Company has recorded $98,886 (2012 - $177,902) as a reduction to expenses in the Consolidated Statements of Earnings and Comprehensive Income and received $130,190 (2012 - $141,808) in cash related to DTAPP.

The Company has completed all DTAPP programs and received all government funding claimed in 2013. Repayment of contributions received under these agreements is not required.

d)	Technology Partnerships Canada Funding

In 2000, the Company entered into an agreement with Technology Partnerships Canada (“TPC”) which was subsequently amended on February 8, 2001 and September 28, 2004 (“TPC Agreements”). Under the TPC Agreements, the Company received funding of one third of eligible spending related to the research and development of a communications Satellite Interactive Terminal (“SIT”) technology development project totaling Cdn$9,999,700 up to the end of 2004, including additional funding of Cdn$620,000 obtained in 2004.

In return for this funding, the Company was obligated to issue TPC Cdn$1,000,000 in value of share purchase warrants prior to March 31, 2004. On April 28, 2004, the Company issued 1,206,811 share purchase warrants to TPC under the terms described above with an exercise price of Cdn$1.09 per share. The Black-Scholes valuation model was applied using assumptions of an average option life of five years, no dividends, expected annual volatility of 100%, and risk-free interest rates of 3.8%. These warrants issued to TPC were expired in 2009.

In addition, the Company is also obligated to make royalty payments to TPC based on the terms of the agreement commencing January 1, 2004 and ended December 31, 2011. There were no more royalties accruing to the government as of January 1, 2012. In 2012, the Company made a final payment of $91,466 in royalties based upon revenues generated in fiscal 2011.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2014, 2013 and 2012
(Expressed in US dollars)

9.	Inventories

	As at December 31
	2014	2013
Parts and supplies	$7,481,650	$7,772,531
Work in process	1,657,623	629,465
Finished goods	3,979,132	3,836,114
Gross inventory balance (a)	$13,118,405	$12,238,110

Changes in the obsolescence provision of the periods presented are as follows:

	As at December 31
	2014	2013
Obsolescence balance, beginning of period	$2,671,821	$1,682,470
Net Increase	528,826	1,073,254
Write-off	(202,616)	(83,903)
Obsolescence balance, end of period (b)	$2,998,031	$2,671,821

Net inventory balance, end of period (a-b)	$10,120,374	$9,566,289

For the year ended December 31, 2014, the Company recognized inventories of $21,731,504 (2013 - $22,462,874, 2012 - $24,152,329) as expenses (Note 4).

10.	Property and Equipment, net

	Equipment	Furniture and	Leasehold	Total
		Fixtures	Improvements
Cost
Balance, December 31, 2012	$1,511,939	$211,755	$714,577	$2,438,271
Additions	425,897	14,029	21,119	461,045
Acquired through business combination (Note 5)	253,487	5,200	-	258,687
Disposals	(46,803)	(2,250)	-	(49,053)
Government contributions (Note 8)	(103,518)	-	(2,760)	(106,278)
Foreign exchange translation	(343,777)	(31,073)	-	(374,850)
Balance, December 31, 2013	1,697,225	197,661	732,936	2,627,822
Additions	221,091	-	4,847	225,938
Impairment to property and equipment	(46,708)	-	-	(46,708)
Government contributions (Note 8)	(26,560)	-	-	(26,560)
Foreign exchange translation	(56,718)	(5,812)	-	(62,530)
Balance, December 31, 2014	$1,788,330	$191,849	$737,783	$2,717,962

Accumulated Depreciation
Balance, December 31, 2012	$810,482	$77,166	$609,271	$1,496,919
Depreciation for the period	391,183	34,550	33,176	458,909
Disposals	(34,236)	(2,250)	-	(36,486)
Foreign exchange translation	(316,457)	(30,223)	-	(346,680)
Balance , December 31, 2013	850,972	79,243	642,447	1,572,662
Depreciation for the period	265,385	22,681	36,785	324,851
Foreign exchange translation	(33,035)	(2,494)	-	(35,529)
Balance, December 31, 2014	$1,083,322	$99,430	$679,232	$1,861,984

Net book value
Balance, December 31, 2013	846,253	118,418	90,489	1,055,160
Balance, December 31, 2014	$705,008	$92,419	$58,551	$855,978

As at December 31, 2014, the recoverable amount of the property and equipment that was impaired during 2014 was $31,139, which approximates its carrying value.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2014, 2013 and 2012
(Expressed in US dollars)

11.	Intangible Assets, net

	Software	Customer	Product	Brand	Other	Total
		Relationships	Designs
Cost
Balance, December 31, 2012	$835,619	$5,565,085	$3,001,528	$1,255,496	$289,498	$10,947,226
Additions	153,500	-	-	-	-	153,500
Government contributions (Note 8)	(18,606)	-	-	-	-	(18,606)
Foreign exchange translation	(39,942)	(111,912)	(193,811)	(81,068)	(18,693)	(445,426)
Balance, December 31, 2013	930,571	$5,453,173	$2,807,717	$1,174,428	$270,805	$10,636,694
Additions	397,348	-	-	-	-	397,348
Government contributions (Note 8)	(22,483)	-	-	-	-	(22,483)
Foreign exchange translation	(30,714)	(187,470)	(233,529)	(97,682)	(22,522)	(571,917)
Balance, December 31, 2014	$1,274,722	$5,265,703	$2,574,188	$1,076,746	$248,283	$10,439,642

Accumulated Amortization
Balance, December 31, 2012	$711,346	$1,287,566	$287,646	$-	$116,401	$2,402,959
Amortization for the period	86,002	664,395	144,996	-	47,021	942,414
Foreign exchange translation	(33,769)	(19,822)	(23,184)	-	(9,011)	(85,786)
Balance, December 31, 2013	763,579	1,932,139	409,458	-	154,411	3,259,587
Amortization for the period	107,212	659,807	137,934	-	44,731	949,684
Foreign exhange translation	(12,304)	(58,547)	(43,280)	-	(15,834)	(129,965)
Balance, December 31, 2014	$858,487	$2,533,399	$504,112	$-	$183,308	$4,079,306

Net book value
Balance, December 31, 2013	166,992	3,521,034	2,398,259	1,174,428	116,394	7,377,107
Balance, December 31, 2014	$416,235	$2,732,304	$2,070,076	$1,076,746	$64,975	$6,360,336

Brand has an indefinite life, which requires an impairment assessment annually usually in the fourth quarter of each year, or whenever events or changes in circumstances indicate that the carrying amount of Brand may not be recoverable.

For the purpose of the annual impairment testing, Brand is allocated to Sinclair, the cash-generating unit in which Brand belongs. The Company assesses Brand and Goodwill together as part of the annual impairment test for Sinclair. The impairment test on Sinclair is further described in Note 12.

The impairment test performed resulted in no impairment of Brand as at December 31, 2014 and 2013.

12.	Goodwill

The movements in the gross and net carrying amount of goodwill are as follows:

Balance, December 31, 2012	$5,388,501
Foreign exchange translation	(284,131)
Balance, December 31, 2013	5,104,370
Foreign exchange translation	(367,900)
Balance, December 31, 2014	$4,736,470

For the purpose of annual impairment testing, goodwill is allocated to Sinclair Technologies, the cash-generating unit in which goodwill belongs.

The recoverable amount of Sinclair Technologies was determined based on value in use calculations, covering a five-year forecast , followed by an extrapolation of expected cash flows for the remaining useful lives using growth rates for revenue estimated by management. The cash flow projection is based on the annual budget approved by the Board of Directors. The growth rate is approximately 2%. The present value of the expected cash flows is determined by applying a suitable discount rate. The discount rate for 2014 is 16.8%.

The growth rates of revenue reflect the long-term average growth rates for the product lines and industry of

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2014, 2013 and 2012
(Expressed in US dollars)

the segment.

The discount rate reflects appropriate adjustments relating to market risk and specific risk factors of the segment.

Management’s key assumptions to cash flow forecasting include moderately increasing net profit margins, based on past experience and current trends in the markets that the segment operates. The Company believes that this is the best available input for forecasting cash flows.

The recoverable amount of Sinclair Technologies based on value in use exceeds its carrying value by approximately $2.2 million.

The impairment test performed resulted in no impairment of Goodwill as at December 31, 2014 and 2013.

Apart from the considerations in determining the value in use of the segment described above, the Company is not aware of any other probable changes that would necessitate changes in its key estimates. Sensitivity testing was conducted as a part of the 2014 annual test. If the discount rate used is increased by 1%, the recoverable amount of Sinclair Technologies would reduce by approximately $1.5 million, which is approximately $0.7 million above its carrying value.

13.	Operating Line of Credit

On July 3, 2013, the Company renewed and amended its existing credit facility with HSBC Bank Canada (the “Bank”). The covenants were also amended and reflected in Note 6.

At the Company’s request, the demand revolving operating line of credit has been reduced to approximately $2.2 million, previously $2.8 million. If drawn, applicable interest rates are as follows:

  the Bank’s Prime Rate plus 0.5% per annum for amounts outstanding in Canadian dollars (previously the Bank’s Prime Rate plus 1.35% per annum) and/or the Bank’s U.S. Base Rate plus 0.5% per annum for amounts outstanding in US dollars (previously the Bank’s U.S. Base Rate plus 1.35% per annum).

The following summarizes the Company’s credit facilities extended by the Bank as at December 31, 2014:

The Company has a secured revolving operating line of credit with the Bank of approximately $2.2 million (2013 - $2.25 million) subject to an interest rate at the Bank’s Prime Rate plus 0.5% per annum for amounts outstanding in Canadian dollars and/or the Bank’s U.S. Base Rate plus 0.5% per annum for amounts outstanding in US dollars. The operating line of credit is payable upon demand by the Bank. As at December 31, 2014 and 2013, the Company had no borrowings outstanding with respect to the operating line of credit.

In addition, the Company has a secured non-revolving demand loan of $1,000,000 to assist in financing the working capital requirements of the Company, subject to an interest rate at the Bank’s US base rate plus an applicable spread and/or the Bank’s LIBOR rate plus an applicable spread. The applicable spread ranges from 0.5% to 3.5% (previously 1% to 4%) depending on the Company’s funded debt to EBITDAS ratio determined on a rolling 12 month basis based on the Company’s consolidated financial statements. As at December 31, 2014 and 2013, the Company had no borrowings outstanding with respect to the non-revolving demand note.

The Company also has an additional revolving demand note with HSBC Bank USA in the principal amount of $500,000 subject to an interest rate of prime plus 1.5% per annum and payable upon demand. As at

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2014, 2013 and 2012
(Expressed in US dollars)

December 31, 2014 and 2013, the Company had no borrowing outstanding with respect to the revolving demand note.

Accordingly, as at December 31, 2014, the Company has access to undrawn credit facilities totaling approximately $3.66 million (2013 - $4.15 million) and is in compliance with its externally imposed covenants.

14.	Acquisition Loan

On December 22, 2010, the Company secured a non-revolving acquisition loan of Cdn$13,200,000 or US$12,000,000 with the Bank subject to an interest rate at the Bank’s banker’s acceptance rate plus an applicable spread for amounts outstanding in Canadian dollars and/or the Bank’s LIBOR rate plus an applicable spread for amounts outstanding in U.S. dollars. The acquisition loan was repayable in full within 48 months of the date of the initial advance, January 21, 2011. A portion of the loan is repayable in Canadian dollars and the remaining loan is repayable in U.S. dollars

On July 3, 2013, the Company renewed and amended its existing credit facility with the Bank. The acquisition loan was extended for 3 years, ending on June 30, 2016. As a result, monthly principal repayments have been reduced to $160,000 (previously $250,000), with applicable interest rate spread ranging from 0.5% to 3.5% (previously 1% to 4%) depending on the Company’s funded debt to EBITDAS ratio determined on a rolling 12 month basis based on the Company’s consolidated financial statements.

The loan is due on demand and secured by all assets of the Company under a general security assignment.

The Company incurred costs of $108,000 related to the cost of acquiring the loan. These costs were capitalized as part of the cost of the loan and are being amortized over the life of the loan. The unamortized balance of these capitalized costs as at December 31, 2014 was $2,262 (2013-$29,408).

For the year ended December 31, 2014, the Company made principal repayments totaling $1,920,000 (2013 - $2,370,000) against the acquisition loan. As at December 31, 2014, the Company’s combined weighted average interest rate was 2.77% (2013 – 3.02%).

The Company has externally imposed capital requirements under its acquisition loan agreement (Note 6). As at December 31, 2014 and 2013, the Company is in compliance with its externally imposed covenants.

15.	Provisions

A provision is recognized for expected warranty claims on certain products sold during the last two to five years, based on past experience of the level of repairs and returns. It is expected that most of these costs will be incurred in the 2015 financial year and all will have been incurred within two to five years of the reporting date. Assumptions used to calculate the provision for warranties are based on current sales levels and current information available about returns based on the two to five year warranty period.

Balance, December 31, 2012	$385,950
Warranty additions	409,717
Warranty acquired through business combination (Note 5a)	533,140
Warranty used/expired	(477,370)
Balance, December 31, 2013	851,437
Warranty additions	455,615
Warranty used/expired	(540,681)
Balance, December 31, 2014	$766,371

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2014, 2013 and 2012
(Expressed in US dollars)

16.	Issued Capital

a)	Authorized: Unlimited number of common shares without par value

On May 8, 2013, the shareholders of Norsat voted and approved the increase of the Company’s authorized capital from 100,000,000 common shares without par value to an unlimited number of common shares without par value.

b)	Shares issued and outstanding

Total shares issued and outstanding as at December 31, 2014 and 2013 were 58,316,532 at $39,850,648.

Subsequent to December 31, 2014, the Company consolidated its outstanding common shares on the basis of one new common share for every ten existing common shares (Note 26a). As no fractional common shares were issued in connection with the share consolidation and any fractional shares that result from the share consolidation were rounded to the nearest whole number, the 58,316,532 pre-consolidation common shares issued and outstanding as at December 31, 2014 were being reduced to 5,831,658 common shares on a post-consolidated basis.

c)	Share purchase option plan

On May 9, 2012, the shareholders of the Company approved the adoption of a new stock option plan (the “New Stock Option Plan”) in order to modernize and incorporate the changes to the Toronto Stock Exchange (the “TSX”) policies and regulations. In addition, the New Stock Option Plan addressed recent amendments to applicable Canadian income tax regulations, whereby issuers are required to collect withholding taxes from optionees in connection with option exercises.

Under the New Stock Option Plan, any increase in the number of outstanding common shares of the Company will result in an increase in the number of common shares that are available to be issued under the plan in the future, and any exercise of an option previously granted under the plan will result in an additional grant being available under the plan. All validly outstanding options existing on May 9, 2012 were counted for the purposes of calculating what may be issued under the New Stock Option Plan.

The Company has reserved 5,831,653 pre-consolidation common shares under its incentive share option plan of which all remain available. The plan provides for the granting of stock options at the fair market value of the Company at the grant date, typically vest in 2 years and expire 5 years from the grant date, but can be with terms to a maximum of ten years and vesting provisions to be determined by the Board of Directors.

During 2014, a total of 501,160 stock purchase options were granted at an average exercise price of Cdn$0.53 and weighted average fair value of Cdn$0.19, of which 260,144 stock purchase options were granted to senior management and directors at an average exercise price of Cdn$0.53 and fair value of Cdn$0.19.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models may not necessarily provide a reliable measure of the fair value of the Company’s share purchase options. The weighted average assumptions used to estimate the fair value of options granted during the years ended December 31, 2014, 2013 and 2012 were:

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2014, 2013 and 2012
(Expressed in US dollars)

	Year ended December 31
	2014	2013	2012
Risk free interest rate	1.33%	1.27%	1.26%
Expected life	3.1 years	3.1 years	3.5 years
Vesting period	1.8 years	2 years	2 years
Expected volatility	49%	51%	67%
Expected dividends	Nil	Nil	Nil
Average fair value	Cdn$0.19	Cdn$0.19	Cdn$0.24
Forfeiture rate	18%	18%	14%

The exercise price of all share purchase options granted during the period are equal to the closing market price at the grant date. The Company calculates share based payment from the vesting of stock options using the Black Scholes Option Pricing Model with assumptions noted below and records related compensation expense as follows for the years ended December 31, 2014, 2013 and 2012:

	Year ended December 31
	2014	2013	2012
Share-based payments - options	$67,639	$155,925	$179,353

Share purchase options outstanding as at December 31, 2014, 2013 and 2012 are as follows:

Share purchase options outstanding	Number of options	Weighted average exercise price Cdn$
Balance, December 31, 2012	1,775,400		$0.69
Granted	708,928		0.53
Expired	(104,200)		1.39
Forfeited	(309,969)		0.52
Balance, December 31 2013	2,070,159		$0.62
Granted	501,160		0.53
Expired	(204,600)		0.79
Forfeited	(225,097)		0.59
Balance, December 31, 2014	2,141,622		$0.58

The following table summarizes information pertaining to the Company’s share purchase options outstanding at December 31, 2014:

	Options outstanding			Options exercisable
Range of	Number of	Weighted average	Weighted	Number of	Weighted average
exercise	options	remaining contractual	average exercise	options	exercise price
prices Cdn$	outstanding	life (years)	price Cdn$	exercisable	Cdn$
$0.25 to $0.49	392,000	2.05	0.48	367,000	0.48
$0.50 to $0.99	1,749,622	2.63	0.61	746,400	0.73
	2,141,622	2.52	0.58	1,113,400	0.65

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2014, 2013 and 2012
(Expressed in US dollars)

The following table summarizes information pertaining to the Company’s share purchase options outstanding at December 31, 2013:

	Options outstanding			Options exercisable
Range of	Number of	Weighted average	Weighted	Number of	Weighted
exercise prices	options	remaining contractual	average	options	average
Cdn$	outstanding	life (years)	exercise price	exercisable	exercise price
			Cdn$		Cdn$
$0.25 to $0.49	417,000	3.06	0.48	381,000	0.48
$0.50 to $0.74	1,259,559	3.02	0.60	620,600	0.67
$0.75 to $0.99	393,600	1.74	0.84	393,600	0.84
	2,070,159	2.79	0.62	1,395,200	0.67

Subsequent to December 31, 2014 and as a result of a share consolidation on the basis of one new common share for every ten existing common shares (Note 26a), the Company had 214,143 options outstanding at a weighted average exercise price of approximately Cdn$5.80.

d)	Restricted Share Unit Plan

On May 9, 2012, the shareholders of the Company approved the adoption of a Restricted Share Unit (‘RSU’) Plan as part of a new long term incentive plan developed to attract and retain the Company’s employees. This RSU Plan is valid for ten years after the date of adoption. Upon vesting, the participants will receive one common share or cash equivalent for each RSU share held. The only performance condition is the lapse of time and that the participant remains at the Company’s employment for the specified period.

On May 10, 2013, the Company granted 555,624 RSUs to its employees with fair value of $0.50 per share, of which 430,196 RSUs were issued to directors and senior management. One third of the RSUs will vest on May 9, 2014, one third on May 8, 2015 and the remaining one third on November 6, 2015.

On February 28, 2014, the Company granted 250,343 RSUs to its employees with a fair value of Cdn$0.55 per share, of which 205,788 RSUs were issued to directors and senior management. One third of the RSUs will vest on February 27, 2015, one third on February 26, 2016 and the remaining one third on November 11, 2016.

On May 9, 2014, the Company granted 127,908 RSUs to directors with a fair value of Cdn$0.52 per share. One half of the RSUs vested on November 7, 2014 and remaining one-half on May 6, 2015.

The granting of RSUs is considered an equity-settled share-based payment transaction. The fair value of the grant was determined by multiplying the Company’s share price at grant date by the number of RSUs granted. The resulting fair value is then adjusted by an estimated forfeiture rate of 18% and then recognized over the vesting period. Since there are three vesting periods, the recognition of expenses is front loaded with most of the expenses recognized during the first year following the grant date.

The measurement of the compensation expense is recorded as a charge to operating expenses over the vesting period of the RSUs, with a corresponding increase in contributed surplus. The compensation expenses for the reporting periods are shown as follows.

	Year ended December 31
	2014	2013	2012
Share-based payments - RSUs	$204,425	$132,108	$50,211

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2014, 2013 and 2012
(Expressed in US dollars)

The following table summarizes information pertaining to the Company’s RSUs outstanding at December 31, 2014:

No. of units
Balance, December 31, 2012	330,272
Granted	555,624
Vested	(108,912)
Forfeited	(64,809)
Balance, December 31, 2013	712,175
Granted	378,251
Vested	(335,081)
Forfeited	(29,802)
Balance, December 31, 2014	725,543

Subsequent to December 31, 2014 and as a result of a share consolidation on the basis of one new common share for every ten existing common shares (Note 26a), the Company had 72,558 RSUs outstanding.

17.	Treasury shares

The Company purchases common shares in the open market to provide shares to participants of RSUs at applicable vesting dates. These shares are held by a third party trustee to be released to participants upon vesting of the RSUs.

The following table summarizes information pertaining to treasury shares outstanding at December 31, 2014:

No. of shares
Balance, December 31, 2012	279,800
RSUs issued upon vesting	(91,724)
Shares purchased to settle the RSUs	454,100
Balance, December 31, 2013	642,176
RSUs issued upon vesting	(213,215)
Shares purchased to settle the RSUs	225,800
Balance, December 31, 2014	654,761

As at December 31, 2014, these treasury shares held by a trustee had a market value of approximately $276,000 (Cdn$320,000).

Subsequent to December 31, 2014 and as a result of a share consolidation on the basis of one new common share for every ten existing common shares (Note 26a), the Company had 65,476 treasury shares outstanding.

18.	Earnings per Share

On January 16, 2015, the Company consolidated its outstanding common shares on the basis of one new common share for every ten existing common shares (Note 26a) and therefore the earnings per share calculation reflect the impact of the share capital consolidation on a retroactive basis.

The reconciliation of the numerators and denominators of the basic and diluted earnings per share calculations was as follows for the years ended December 31, 2014, 2013 and 2012:

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2014, 2013 and 2012
(Expressed in US dollars)

	Year ended December 31
	2014	2013	2012
Numerator
Net earnings from continuing operations	$4,194,755	$3,706,904	$5,054,312
Denominator:
Weighted average number of shares outstanding used to compute basic EPS	57,575,176	57,802,680	58,146,053
Dilution from exercise of stock options	39,545	22,131	2,659
Weighted average number of shares outstanding used to compute diluted EPS	57,614,721	57,824,811	58,148,712

Denominator after 10 for 1 consolidation (Note 26a):
Weighted average number of shares outstanding used to compute basic EPS	5,757,518	5,780,268	5,814,605
Weighted average number of shares outstanding used to compute diluted EPS	5,761,472	5,782,481	5,814,871

Net earnings per share - from continuing operations (Note 26a):
Basic	$0.73	$0.64	$0.87
Diluted	$0.73	$0.64	$0.87

The calculation of assumed exercise of stock options includes the effect of the dilutive options. Where their effect was anti-dilutive because their exercise prices were higher than the average market price of the Company’s common shares at the end of the periods shown in the table, assumed exercise of those particular stock options were not included.

19.	Income Taxes

a)	Income Tax Expense

The income tax expense differs from the expected expense if the Canadian federal and provincial statutory income tax rates were applied to earnings from operations before income taxes. The principal factors causing these differences are shown below:

	Year ended December 31
	2014	2013	2012
Earnings before income taxes	$4,194,755	$2,975,754	$2,553,214
Statutory tax rate	26.00%	26.00%	25.00%
Calculated tax payable	1,090,636	773,696	638,304
Increase (decrease) resulting from:
Foreign tax rate difference	345,031	311,701	275,339
Effect of statutory rate change	(22,832)	276,134	12,527
Non allowable (non taxable) income	(814,466)	(632,956)	(271,010)
(Unrecognized) recognized deductible temporary items	(644,202)	(1,143,828)	(2,974,835)
Adjustments for purchase price allocation	(279,168)	(272,962)	(296,037)
Other	(168,522)	(42,935)	114,614
Income tax (recovery)/expense	$(493,523)	$(731,150)	$(2,501,098)

Current income tax (recovery)/ expense	(214,355)	269,812	782,034
Deferred income tax (recovery)/expense	(279,168)	(1,000,962)	(3,283,132)
Income tax (recovery)/expense	$(493,523)	$(731,150)	$(2,501,098)

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2014, 2013 and 2012
(Expressed in US dollars)

b)	Deferred Income Tax Assets & Liabilities

The tax effect of the temporary differences that give rise to deferred income tax assets are presented below:

	As at December 31
	2014	2013
Scientific research and experimental development pool	$2,536,970	$1,566,933
Scientific research and experimental tax credit	1,061,466	2,248,276
Temporary differences in working capital	1,301,564	1,084,791
Deferred income tax assets	4,900,000	4,900,000
Deferred income tax liabilities	(1,629,001)	(2,002,973)
Net deferred income tax assets	$3,270,999	$2,897,027

The tax effect of the temporary differences that give rise to unrecognized tax assets are presented below:

	As at December 31
	2014	2013
Non capital loss carryforwards	$3,464,632	$3,071,471
Scientific research and experimental development pool	-	1,459,481
Scientific research and experimental tax credit	2,510,159	1,146,068
Capital assets	942,949	1,906,295
Net capital loss carryforwards	2,744,910	957,121
Unrecognized deferred income tax assets	$9,662,650	$8,540,436

c)	Loss Carry Forwards and Investment Tax Credits

The following table summarizes the Company’s federal and provincial investment tax credits available to reduce future Canadian federal and provincial taxes payable and the respective years the amounts expire.

In addition, the Company has accumulated a Scientific Research and Development Expenditures pool that is available for an indefinite carry forward period with discretionary deductions of approximately Cdn$9,757,578. Management has assessed that these tax credits and the SRED pool will be utilized before they expire.

The Company has also available approximately Cdn$21,100,000 of net capital losses to be applied against future capital gains. The tax effect of these carry forwards has not been recorded in the consolidated financial statements as management assessed the likelihood of their utilization at less than probable.

As at December 31, 2014 the Company has approximately $5,455,000 of net operating losses relating to Norsat International (America), Inc. The amount consists of losses accumulated from 2006 to 2014 and will expire from 2026 to 2034. The tax effect of these carry forwards has not been recorded in the consolidated financial statements as management assessed the likelihood of their utilization at less than probable.

As at December 31, 2014, the Company has approximately $560,000 (£360,000) of losses carryforwards accumulated from 2004 to 2014 available to reduce future years' income for income tax purposes relating to Norsat International (United Kingdom) Ltd. The tax effect of these carry forwards has not been recorded in the consolidated financial statements as management assessed the likelihood of their utilization at less than probable.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2014, 2013 and 2012
(Expressed in US dollars)

As at December 31, 2014, the Company has approximately $1,644,000 (£1,175,000) of losses carry forwards accumulated from 2007 to 2013 available to reduce future years' income for income tax purposes relating to relating to Sinclair Technologies Limited in the United Kingdom. The tax effect of these carry forwards has not been recorded in the consolidated financial statements as management assessed the likelihood of their utilization at less than probable.

As at December 31, 2014, the Company had approximately $10,780,000 (CHF10,700,000) of loss carryforwards relating to Norsat S.A. The amount consists of losses accumulated from 2009 to 2014 and will expire from 2016 to 2021. The tax effect of these carry forwards has not been recorded in the consolidated financial statements as management assessed the likelihood of their utilization at less than probable.

20.	Segmented Information

The Company’s business operates primarily through three operating segments – RF antennas and filters (“Sinclair Technologies”), Satellite Solutions and Microwave Products.

These operating segments are monitored by the Company’s chief operating decision makers and strategic decisions are made on the basis of segment operating results.

Sinclair Technologies has over 2,000 different products including Base Station Antennas, Mobile/Transit Antennas, Covert Antennas, Filters, Receiver Multi-couplers and Accessories. Sinclair Technologies’ two main product lines are antennas and filters.

The Satellite Solutions segment designs, develops and markets portable satellite systems, related accessories and services.

The Microwave Products segment designs, develops and markets receivers, transmitters and power amplifiers.

These Satellite Solutions and Microwave Products are designed to interoperate with geostationary satellites orbiting the earth. The products permit users to establish a broadband communications link (up to 10 Mbps) between any two points on earth. This broadband communications link is capable of transporting a broad range of content including voice, data and moving video.

The Company’s reportable segments are strategic business units that offer different products and services. They are managed separately because each business is in a different stage in its life cycle and they require different marketing strategies.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

The following tables set forth sales and gross profit information by operating segments for the years ended December 31, 2014, 2013 and 2012.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2014, 2013 and 2012
(Expressed in US dollars)

	Year ended December 31
	2014	2013	2012
Sales to external customers
Sinclair Technologies	$21,700,441	$22,477,034	$24,173,342
Satellite Solutions	2,753,029	4,822,175	8,677,878
Microwave Products	11,725,710	9,118,489	9,577,540
	$36,179,180	$36,417,698	$42,428,760

Gross Profit
Sinclair Technologies	$8,584,485	$9,587,855	$10,618,718
Satellite Solutions	668,056	425,774	3,307,877
Microwave Products	5,126,255	3,809,662	4,233,546
	$14,378,796	$13,823,291	$18,160,141

Total assets related to operations for each segment are calculated based on the percentage of total sales to external customers of each segment (Sinclair Technologies, Satellite Solutions and Microwave Products) over total consolidated sales, whereas property, equipment and intangible assets of each segment reflect the carrying value of the assets.

	Sinclair Technologies	Satellite Solutions	Microwave Products	Consolidated
As at December 31, 2014
Total assets related to operations	$23,378,479	$3,254,097	$13,859,858	$40,492,434
Property and equipment, net	326,688	100,640	428,650	855,978
Intangible assets, net	6,231,941	24,413	103,981	6,360,336

As at December 31, 2013
Total assets related to operations	$22,800,887	$5,492,025	$10,385,142	$38,678,054
Property and equipment, net	163,976	308,266	582,918	1,055,160
Intangible assets, net	7,325,348	17,904	33,855	7,377,107

The Company generated revenues from external customers located in the following geographic locations:

	Year ended December 31
	2014	2013	2012
United States	$21,875,451	$21,731,159	$24,333,221
Canada	5,223,515	6,203,261	7,569,490
Europe and other	9,080,214	8,483,278	10,526,049
	$36,179,180	$36,417,698	$42,428,760

Substantially all of the Company’s property and equipment, intangible assets and goodwill are located in Canada.

Customer Concentration:

For the year ended December 31, 2014, one customer of the Sinclair Technologies operating segment individually represented 10% or more of total consolidated revenue (2013 – one customer). The one customer represented a total of 11% for the year ended December 31, 2014 (2013 – 14%).

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2014, 2013 and 2012
(Expressed in US dollars)

21.	Supplemental cash flow and other disclosures

	Year ended December 31
	2014	2013	2012
Change in non-cash operating working capital:
Trade and other receivables	$(837,023)	$(245,950)	$56,051
Contract work in progress	-	-	300,985
Inventories	(873,607)	783	1,221,172
Prepaid expenses and other	134,570	62,567	54,713
Accounts payable and accrued liabilities	1,479,538	(1,619,032)	(1,360,036)
Provisions	(30,626)	(66,144)	199,234
Deferred revenue	590,859	343,970	(527,653)
	$463,711	$(1,523,806)	$(55,534)
Supplementary information:
Interest paid	$114,602	$236,177	$395,250

22.	Related Party Transactions

The following table discloses the compensation amount of key management personnel in the ordinary course of their employment recognized as an expense during the reporting periods. Key management personnel include the Company’s President and Chief Executive Officer, Chief Financial Officer and General Manager. In 2012, key management personnel also included a former President of a significant subsidiary.

	Year ended December 31
	2014	2013	2012
Short-term employee benefits	$1,136,754	$1,351,174	$2,114,764
Share-based payments	145,677	138,125	72,822
Total	$1,282,431	$1,489,299	$2,187,586

23.	Commitments and Contingencies

Future minimum payments as at December 31, 2014 under loan commitments, purchasing commitments and operating lease obligations for each of the next five calendar years are approximately as follows:

	Acquisition loan	Inventory purchase	Operating lease
		obligations	obligations	Total

2015	$2,371,266	$4,740,480	$791,263	$7,903,009
2016	-	30,378	738,732	769,110
2017	-	-	192,541	192,541
2018	-	-	-	-
2019	-	-	-	-
	$2,371,266	$4,770,858	$1,722,536	$8,864,660

The Company has operating lease commitments extending to June 2017. The Company also enters into purchase commitments, including inventory purchase obligations in the normal course of business as disclosed above. In addition, the Company is required to make contingent repayment of SADI I government contributions pursuant to the repayment term of the agreement (Note 8a).

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2014, 2013 and 2012
(Expressed in US dollars)

Legal Proceedings

From time to time the Company may enter into legal proceedings relating to certain potential claims. It is not practicable at this time for the Company to predict with any certainty the outcome of any such claims. However, management is of the opinion, based on legal assessment and information available, that it is unlikely that any liability would be material in relation to the Company’s consolidated financial position.

24.	Discontinued Operations

On July 17, 2012, the Company sold Norsat Italia S.r.l., a wholly owned subsidiary of the Company for cash consideration of Euro 70,000 ($85,764). Norsat Italia S.r.l operated the Company’s vessel monitoring unit. Proceeds of Eur 60,000 (US$76,369) and Eur 10,000 (US$13,583) were received in 2012 and 2013, respectively. The Consolidated Statements of Earnings and Comprehensive Income have been re-presented to show the discontinued operation separately from continued operations.

Year ended December 31, 2012
Results of discontinued opeation
Revenue	$277,809
Expenses	291,105
Results from operating activities	(13,296)

Gain on sale of discontinued operation	93,986
Net earnings (loss) for the period - from discontinued operations	$80,690

Net earnings (loss) per share - basic (Note 26a)	$0.01
Net earnings (loss) per share - diluted (Note 26a)	$0.01

Weighed average number of shares outstanding (Note 26a)
Basic	5,814,605
Diluted	5,814,871

Cash flows provided by discontinued operation
Net cash provided by operating activities	$84,534
Net cash provided by operating activities	24,641
Net cash flows for the period	$109,175

25.	Comparative Figures

Certain comparative figures have been restated to conform to the current year’s financial statements presentation.

26.	Subsequent Events

a)	Share Consolidation

On January 16, 2015, the Company consolidated its outstanding common shares on the basis of one new common share for every ten existing common shares. These consolidated financial statements reflect the share capital consolidation and earnings per share on a retroactive basis. The effects on share capital consolidation on the number of common shares, options and restricted share units have been disclosed in Notes 16 and 17.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2014, 2013 and 2012
(Expressed in US dollars)

b)	Listing of Common Stock on NYSE MKT

On February 10, 2015, the Company’s shares of common stock commenced trading on the NYSE MKT. Norsat’s ticker symbol is “NSAT” and its shares ceased trading on the OTCBB concurrent with the listing of its shares on the NYSE MKT. The Company’s Common Shares also continue to trade on the Toronto Stock Exchange (the “TSX”) under the symbol “NII”.